                                                                       EXHIBIT 1

                         THE INDUSTRIAL DEVELOPMENT BANK
                               OF ISRAEL LIMITED

                              FINANCIAL STATEMENTS
                              FOR THE PERIOD ENDED
                                 MARCH 31, 2006

                THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
                        MARCH 31, 2006 REPORT (UNAUDITED)

CONTENTS

                                                                   PAGE

Report of the Board of Directors                                     2

Management Review                                                   15

Certifications of the General Manager and the Comptroller           18

Condensed Financial Statements and Annexes                          20

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This is a translation from the Hebrew and has been prepared for convenience only. In the case of any discrepancy, the Hebrew will prevail.
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THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED
REPORT OF THE BOARD OF DIRECTORS FOR MARCH 31, 2006

At the meeting of the Board of Directors that was held on May 28, 2006 it was resolved to approve the Bank's unaudited financial statements for March 31,
2006. The financial statements are presented in accordance with the directives of the Supervisor of Banks and the data is stated in reported amounts.

ECONOMIC DEVELOPMENTS

The economic data published to date shows that the economic activity is continuing to expand. In accordance with data published by the Central Bureau of
Statistics in the first quarter of 2006, the economy grew by 6.6% (on an annual basis), this further to growth of 5.0% in 2005.

The market interest rate continued to rise. At the end of March 2006, the Bank of Israel announced a raise of 0.25% in the Bank of Israel interest rate. After this increase the Bank of Israel annual interest rate was 5.0% compared with
4.5% as at December 31, 2005. At the end of April the interest rate was raised by an additional 0.25% and accordingly the Bank of Israel interest rate was set at 5.25%. The anticipations deriving from the capital market are that the Bank of Israel rate will continue to rise, and this is reflected in the increase in the annual rate of return on one-year short-term treasury notes, which proximate to the date of publishing the financial statements was 5.84%.

PRESENTED BELOW IS DATA REGARDING THE EFFECT OF THE INCREASE IN THE LAST
PUBLISHED CPI AND THE RATES OF DEVALUATION (APPRECIATION) OF THE SHEKEL IN
RELATION TO PRINCIPAL CURRENCIES:

                                                                             FOR THE YEAR
                                             FOR THE FIRST   FOR THE FIRST      ENDED
                                                QUARTER OF    QUARTER OF      DECEMBER 31
                                                  2006           2005            2005
                                                  ----           ----            ----
                                                    %              %               %
                                                  ----           ----            ----
Increase (decrease) in last published CPI         0.1            (0.3)           2.7
Rate of devaluation in the
 shekel in relation to the dollar                 1.3             1.2            6.8
Rate of devaluation (appreciation) in the
 shekel in relation to the euro                   4.0            (0.4)          (7.3)
Rate of devaluation (appreciation) in the
 shekel in relation to the yen                    1.3            (0.3)          (6.7)

The above data indicates a rise in the rate of inflation, against the background of an increase in fuel prices and a relatively rapid rate of devaluation of the shekel in relation to the currency basket. The indices published in respect of
March (0.3%) and April (0.9%) strengthened this tendency of a rise in the rate of inflation.

FORWARD LOOKING INFORMATION

Part of the information included in this report, which does not relate to historical facts, constitutes forward looking information as defined in the
Securities Law - 1968.

The actual results of the Bank and future developments in its affairs may be significantly different from those included or described in the forward looking information, due to a large number of factors including, inter alia, future decisions regarding the affairs of the Bank by the Government of Israel or by the Bank of Israel, additional restrictions imposed on the Bank's activities, changes in the condition of the Bank's customers or in the condition of the collaterals for their debts, and changes in the business environment in which the Bank and its customers operate.

Forward looking information is characterized by words such as "intention",
"likely", "might", "evaluation", "can be assumed", and so forth. These forward looking terms involve risks and uncertainty since they are based on evaluations of management regarding future events that may not occur or may occur differently than expected.

The information presented below is based, inter alia, on the evaluations of management of the Bank regarding various matters discussed in the directors'
report.

The Bank does not undertake to publish an update to the forward looking information included in this report, including in respect of the effect on this information of circumstances or events that occur after the date of publishing the report.

PRINCIPAL DEVELOPMENTS IN THE BANK IN RECENT YEARS

Due to increased withdrawals of deposits during the third quarter of 2002, the
Bank experienced severe liquidity problems, following which the Bank was granted a special line of credit by the Bank of Israel. The Bank stopped providing credit and its business focuses on collecting credit as described below in more detail.

On February 27, 2003, after the Bank did not succeed in selling its asset and liability portfolio in a short-term, "all or nothing" sale, the Bank's Board of
Directors resolved to adopt the principles of the "Run-Off" plan that was prepared by a staff of outside consultants. The major part of the plan is a supervised sale of the credit assets of the Bank over a four-year period, along with cutbacks in manpower and activities. On July 29, 2003 the Ministerial
Committee for Social and Economic Affairs (the Social Economic Cabinet) approved the aforementioned "Run-Off" plan for a period that according to its decision was to end on July 29, 2006.

On July 26, 2005 the Bank's Board of Directors approved extension of the
"Run-Off" plan to July 31, 2008 and its continued implementation on the basis of the plan that was presented before it. Furthermore, the Bank's Board of
Directors decided that due to the reduction in the Bank's activity according to the "Run-Off" plan and the date of its termination, the Bank would notify the
Governor of the Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the
"Run-Off" plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the restricted license specifying that it is valid until the end of the plan (July 31, 2008).

On October 10, 2005 the Ministerial Committee for Social and Economic Affairs
approved extension of the Bank's "Run-Off" plan until July 31, 2008. The main principles of the Committee's decision from October 10, 2005 are presented in
Note 1 of the condensed financial statements.

In his letter from October 30, 2005 the Governor of the Bank of Israel advised of the extension of the special line of credit that had been provided to the
Bank until July 31, 2008. The main provisions of the special line of credit are described hereunder.

In his letter from January 29, 2006 the Bank was notified by the Governor of the
Bank of Israel as follows:

     >>   The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from the shareholders.

     >>   The Bank's banking license will be revoked as from August 1, 2008.

The Bank is presently in the process of implementing the "Run-Off" plan as described in more detail below.

THE RUN-OFF PLAN AND ITS IMPLEMENTATION

The principal components of the "Run-Off" plan that was approved by the Bank's
Board of Directors are a supervised sale of the Bank's assets by the end of the plan period and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of
Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

In accordance with the "Run-Off" plan and the efficiency plan implemented by the
Bank, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit. Management of the Bank implements, and intends to continue implementing, an aggressive policy in all matters relating to collection of problematic debts. As a result, there has been a significant increase in recent years in the Bank's collection costs and legal expenses.

In the first quarter of 2006 the Bank continued implementing the "Run-Off" plan, while reducing the monetary credit to the public and the deposits of the public.
The balance of monetary credit to the public (not including loans with State guarantees to the Israel Electric Corporation Ltd.), which as at December 31,
2005 amounted to NIS 1,276 million, decreased to the amount of NIS 1,099 million as at March 31, 2006. The balance of the public's deposits with the Bank, which was NIS 178 million as at December 31, 2005, decreased to the amount of NIS 118 million as at March 31, 2006. The Bank refrains from accepting new deposits and since the fourth quarter of 2005 it has stopped (subject to certain exceptions related to the collection of credit) renewing existing deposits that reach maturity.

As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room, maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.

The reduction in the Bank's operations was also accompanied by a reduction in the Bank's staff and a significant reduction in its operating expenses.

The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed due to the financial results of the process of selling the Bank's assets as part of the "Run-Off"
plan.

THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

The terms of the special line of credit that was provided to the Bank by the
Bank of Israel were determined by the Governor of the Bank of Israel and over time underwent changes. The present terms of the credit line are specified in the letter of the Governor from October 30, 2005, and the principal terms are as follows:

o    The credit line will be in effect until no later than July 31, 2008.

o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline gradually in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

o    The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

o    Limitations were set on the Bank's volume of activity with respect to making deposits with banks and pledging them.

The letter of the Governor from October 30, 2005 stated that if the Bank of
Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations besides those specified in the aforementioned letter will be considered, whether or not as a result of non-compliance with the objectives of the "Run-Off" plan.

The decision of the Ministerial Committee for Social and Economic Affairs from
October 10, 2005 provides as follows:

1)   The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of Israel interest rate.

2)   If at the end of the plan there remains an unpaid balance of the special line of credit, the Government will repay the balance to the Bank of Israel until July 31, 2008. The Government has noted before it that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit will be assigned in its favor (the
     Bank created a floating lien in favor of the Bank of Israel in a debenture from November 14, 2002, which was amended on December 29, 2005).

The utilized balance of the special line of credit from the Bank of Israel (not including interest accrued but not yet charged) as at March 31, 2006 was NIS 930 million, compared with NIS 1,028 million as at December 31, 2005. The utilized balance as at March 31, 2006 is NIS 170 million lower than the credit line that was set for that date for the Bank in the updated credit line decline forecast and NIS 1,270 million lower than the original amount of the credit line.

The Bank is of the opinion that the Bank of Israel should credit it with all the amounts of interest in excess of the "Bank of Israel interest rate" which were charged by the Bank of Israel from August 2002 until July 29, 2003 (the date the
Ministerial Committee for Social and Economic Affairs approved the Bank's
"Run-Off" plan for the first time), in the total amount of NIS 74 million. Even though the Governor of the Bank of Israel has to date refused the Bank's request on this matter, the Bank continues to insist on receiving a credit for this interest.

CAPITAL ADEQUACY

On March 31, 2006, the Bank's ratio of capital to risk assets was negative at the rate of (1.94%), compared with the 9% minimum stipulated in Proper Banking
Procedures and (0.74%) as at December 31, 2005.

Due to the sharp decline in the "first tier capital" of the Bank and its becoming "negative capital", and in view of the limitation by which the "second tier capital" in excess of the "first tier capital" shall not be taken into consideration in calculating the minimum capital ratio, all the "second tier capital" of the Bank remains unutilized in the calculation of the aforementioned ratio (thus, as at March 31, 2006, "second tier capital" in the total amount of
NIS 550 million remains unutilized).

It is noted that as at March 31, 2006, following the initial implementation of
Accounting Standard No. 22, the Bank has a shareholders' deficit in the amount of NIS 25 million and preferred shares that are not included in shareholders'
equity and in "first tier capital" in the total amount of NIS 542 million. The aforementioned capital, with the required adjustments, and with the addition of the general allowance for doubtful debts, constitutes the "second-tier capital"
of the Bank, which as aforementioned is entirely unutilized for purposes of the ratio of capital to risk assets. See Note 3 of the condensed financial statements regarding the accounting change related to classification of the participating preferred shares pursuant to the Accounting Standard No. 22.

In the opinion of the Bank's Board of Directors, in the Bank's present circumstances, the requirement to maintain a minimum capital ratio is irrelevant to its operations.

EXEMPTION FROM THE SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF A
DEVIATION FROM CERTAIN DEBT RESTRICTIONS

As stated in more detail in Note 5 of the condensed financial statements, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing of purchases of means of control in corporate entities and in respect of deviations from the limit of sector concentration indebtedness.

It is noted that if the Supervisor of Banks had not granted the exemption, the
Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which would have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

BUSINESS SECTORS

In light of the circumstances under which the Bank operates, the Supervisor of
Banks has exempted the Bank from the requirement to report according to business sectors as provided in the temporary order regarding description of a banking entity's business and forward looking information in the directors' report.
Accordingly, the directors' report and the financial statements do not include a description of business sectors and information according to business sectors.

DIVIDEND DISTRIBUTION - CESSATION OF DIVIDEND DISTRIBUTION ON PREFERRED SHARES

The Bank has not distributed any dividends since the third quarter of 2002, in which the Bank distributed to the holders of the preference shares and of the ordinary preferred shares the quarterly dividend for the second quarter of 2002.

The issued share capital of the Bank includes preference shares of classes C,
CC, CC1, D, and DD to which the Bank used to pay quarterly 25% of the annual preferred dividend on those classes. The last dividend paid by the Bank was for the second quarter of 2002. Following the losses of the Bank in 2002 and after the Bank's Board of Directors - with the assistance of legal counsel - had discussed the various aspects concerning the dividend distribution (including the restrictions stipulated in the Companies Law - 1999, the Bank's articles and the directives of the Supervisor of Banks), the Bank's Board of Directors
decided to refrain at this point from distributing a dividend in respect of the aforementioned shares.

The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for
C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend, amounts to NIS 153.1 million as at March 31, 2006. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits of the Bank with the Israeli
Treasury, which was also not recorded in the financial statements.

The accrued amount of NIS 153.1 million is comprised as follows: NIS 94.1 million is in respect of non-participating shares (D and DD) and NIS 59.0 million is in respect of participating shares (C, CC and CC1). Of this amount, an amount of NIS 9.4 million is in respect of the first quarter of 2006 and is comprised as follows: NIS 6.3 million in respect of non-participating D and DD shares and NIS 3.1 million in respect of participating C, CC and CC1 shares.

On September 28, 2004 various financial entities that hold class C and/or CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court was requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividend, the interest on the perpetual deposits of the Bank with the Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March 9,
2005 against the Minister of Finance and the aforementioned financial entities, in which it requested a ruling declaring (among other things) that the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006 the Court decided that it would at first hear and decide on the matter of the accrual of interest on the perpetual deposits of the Bank with the Treasury, since a decision on this matter will further the deliberation and decision regarding the other pending matters. The Court also decided that the parties would present their oral arguments on this matter on November 15, 2006. The fundamental position of the
Bank's Board of Directors, that if the interest does not accrue on the perpetual deposits, the Board of Directors will reconsider its position regarding renewal of the dividend distribution, subject to the legal and regulatory restrictions applicable to the Bank in this respect, including the need to receive approvals and to amend the Bank's articles.

See also Note 6 of the condensed financial statements for detail on the cessation of the dividend distribution, the legal and regulatory restrictions applicable to the Bank with respect to a dividend distribution and the matter of the accrued interest on the perpetual deposits with the Treasury. See also Note
7 of the condensed financial statements regarding the aforementioned originating motions.

EXEMPTION FROM IMPLEMENTING THE BASEL II TREATY

The Basel committee on banking supervision published a document on June 26,
2004, which is known as the "Basel II Treaty", and is comprised of a list of principles intended first and foremost to improve risk management, including management of the capital adequacy of banks. The Supervisor of Banks announced his intention to impose the Basel II Treaty on the entire banking system in
Israel. Implementation of the Treaty's principles requires proper and extensive preparations, including the establishment and building of various infrastructures and systems.

In his letter of November 30, 2004, the Supervisor of Banks accepted the request of the Bank and exempted it from the need to prepare for implementing the Basel
II Treaty, this in light of the circumstances under which the Bank operates, including the Government decision regarding the Run-Off plan.

MITIGATIONS IN THE IMPLEMENTATION OF PROPER BANKING PROCEDURES WITH RESPECT TO
CREDIT MANAGEMENT

In his letter of May 1, 2005, the Supervisor of Banks confirmed that in light of the changes in the Bank's activity and its focusing on the collection of credit, the Bank is exempt from implementing certain proper banking procedures with respect to credit management as follows: Section 9(a) of Directive 301 regarding the establishment of a credit policy by the Board of Directors, Section 3(b) of
Annex A of Directive 316 regarding the credit rating of borrowers and Directive
323 regarding the financing of purchases of means of control in companies.

ADOPTION OF CODE OF ETHICS

In its resolution of December 29, 2003, the Bank's Board of Directors adopted a code of ethics which applies to all the officers and employees of the Bank. This was done following the provisions of the Sarbanes Oxley Act, which are applicable to the Bank.

LEGAL CLAIMS AND OTHER CONTINGENCIES

Note 7 of the condensed financial statements presents information regarding the significant legal claims filed against the Bank.

DEVELOPMENT OF INCOME AND EXPENSES

NET LOSS - The Bank's loss in the first quarter of 2006 amounted to NIS 10.7 million compared with earnings of NIS 0.3 million in the first quarter of 2005 and a loss of NIS 8.4 million in all of 2005.

PROFIT FROM FINANCING OPERATIONS BEFORE THE ALLOWANCE FOR DOUBTFUL DEBTS -
amounted to NIS 4.6 million in the first quarter of 2006, compared with NIS 16.5 million in the first quarter of 2005.

The decrease in profit from financing operations resulted mainly from the following:

-    The decrease in the volume of the Bank's financing operations in accordance with its policy in recent years. Details on the decrease in such operations can be found hereunder in the analysis of the financing operations according to the various linkage segments.

-    The decrease in revenues from interest collected on problematic debts, which amounted to NIS 0.8 million compared with NIS 4.8 million in the first quarter of 2005.

An analysis of the financing operations in the various linkage segments indicates as follows:

UNLINKED SHEKEL SEGMENT - In the first quarter of 2006 the average balance of assets in this segment amounted to NIS 442 million compared with NIS 710 million in the corresponding period of 2005, a decrease of 38%. The margin in this segment, including the effect of derivatives, was 0.81% in the first quarter of
2006 compared with 2.30% in the corresponding period of 2005.

It is noted that most of the non-income bearing debt is in this segment and this affects the margin. The main reason for the decrease in the margin in this segment is that the relative proportion of the non-income bearing debts from total assets of this segment is higher than in the corresponding period of 2005.

CPI-LINKED SEGMENT - In the first quarter of 2006 the average balance of assets in this segment amounted to NIS 631 million compared with NIS 747 million in the first quarter of 2005, a decrease of 16%. The margin in this segment, including the effect of derivatives, was 2.20% in the first quarter of 2006 compared with
2.14% in the corresponding period of last year.

FOREIGN CURRENCY DENOMINATED/LINKED SEGMENT - In the first quarter of 2006 the average amount of assets in this segment amounted to NIS 6,801 million compared with NIS 6,783 million in the first quarter of 2005. The credit in this segment includes credit guaranteed by the State that was granted to the Israel Electric
Corporation Ltd. out of a deposit of the State, which has a negligible margin that corresponds to the level of risk attached to the said credit. The average balance of this credit was NIS 6,491 million compared with NIS 6,249 million in the first quarter of 2005. With the exclusion of this credit the average balance of assets in this segment amounted to NIS 310 million compared with NIS 489 million in the first quarter of 2005, meaning a decrease of 37%. In the first quarter of 2006 the margin in this segment, including the effect of derivatives, was 0.05% compared with 0.06% in the corresponding period of last year.

The low margin of this segment is affected by the volume of credit guaranteed by the State as aforementioned. The decrease in the weighted margin in this segment is a result of the increase in the proportion of the said credit from the total assets of this segment.

In the first quarter of 2006 the total average amount of monetary assets in all the linkage segments (not including the credit from the State deposit and guaranteed by the State) amounted to NIS 1,383 million compared with NIS 1,946 million in the first quarter of 2005, meaning a decrease of 29% in average amount of monetary assets. The data presented above show that the Bank succeeded in maintaining a positive margin in all linkage segments notwithstanding the high proportion of the credit classified as non-income bearing.

Comparative data on the development of the overall credit risk in respect of problematic borrowers (1) is as follows (in NIS millions):

                                                                        MARCH 31      MARCH 31      DECEMBER 31
                                                                          2006          2005           2005
                                                                        -------       -------         -------
Non-income bearing                                                        239.8         339.2           267.0
Restructured (2)                                                           87.3         111.5            97.9
Designated for restructuring (3)                                           10.6          16.9            13.5
Temporarily in arrears                                                     43.7         115.7            64.2
Under special supervision*                                                247.5         336.3           282.8
                                                                        -------       -------         -------

Total balance sheet credit to problematic borrowers (1)                   628.9         919.6           725.4

Off-balance sheet credit risk in
 respect of problematic borrowers (1)                                      98.8         117.2            73.7
                                                                        -------       -------         -------

Overall credit risk in respect of problematic borrowers (1) (4)           727.7       1,036.8           799.1
                                                                        =======       =======         =======

*    Includes an amount of NIS 79.0 million in respect of debts for which there is a specific allowance (as at March 31, 2005 - NIS 103.9 million and as at
     December 31, 2005 - NIS 74.9 million).

1)   Not including problematic debts that are covered by collateral that is deductible for purposes of individual borrower and borrower group limitations (Proper Banking Procedure No. 313).

2)   Credit that was restructured in the current year and credit that was restructured in prior years with waiver of income.

3)   Credit to borrowers in respect of which there is an as yet unimplemented
     Management decision to restructure their debt.

4)   As calculated for purposes of individual borrower and borrower group limitations, except in respect of guarantees granted by a borrower as security for the debt of a third party.

The data presented above indicate a decrease in the volume of debts that are classified as non-income bearing. Nonetheless, the proportion of problematic debts to total debts continues to be high in comparison with the total credit of the Bank. The high amount of the non-income bearing debts will have a negative effect on the Bank's results of operations in the future since the interest income in respect of these debts will not be recorded in financing income for as long as the debts continue to be classified as non-income bearing.

ALLOWANCE FOR DOUBTFUL DEBTS - In the first quarter of 2006 the allowance amounted to NIS 11.2 million, compared with NIS 5.1 million in the corresponding quarter of 2005. The specific allowance for doubtful debts amounted to NIS 13.9 million, compared with NIS 8.6 million in the corresponding quarter of 2005. The supplementary allowance for doubtful debts decreased by NIS 2.7 million mainly as a result of the decrease in the volume of problematic debts in general and in the volume of non-income bearing debts in particular.

OPERATING AND OTHER INCOME - This income amounted to NIS 3.9 million in the first quarter of 2006, compared with NIS 3.7 million in the corresponding period of 2005. The increase in income is mainly due to the increase in gains from investments in shares. These gains amounted to NIS 2.6 million in the first quarter of 2006 compared with NIS 2.3 million in the first quarter of 2005. In the first quarter of 2006 the income from operating commissions amounted to NIS
0.3 million, the same as in the corresponding period of 2005.

OPERATING AND OTHER EXPENSES - In the first quarter of 2006 these expenses amounted to NIS 8.0 million, compared with NIS 14.8 million in the first quarter of 2005. The decrease is due, inter alia, to the inclusion of an expense in the amount of NIS 3.7 million in the operating expenses for the first quarter of
2005 as a result of the expansion of the definition of salary for purposes of payroll tax in the legislative amendments that were approved in the framework of the economic program for 2005.

Payroll expenses amounted to NIS 4.5 million compared with NIS 6.1 million in the first quarter of 2005. The decrease in payroll expenses is a result of the reduction in manpower according to the "Run-Off" plan and the complementary efficiency plan as well as the expenses of the Bank in the first quarter of 2006 not including payroll tax because of the losses anticipated in 2006 for purposes of profit tax, whereas the said expense in the amount of NIS 0.9 million was included in the first quarter of 2005. In the last quarter of 2005, the Bank cancelled the payroll tax expenses recorded for 2005 against the recording of payroll tax receivable due to the losses for purposes of profit tax in that year.

No expense was recorded in the first quarter of 2006 in respect of the retirement of employees, compared with the first quarter of 2005 which included an expense on payroll tax in the amount of NIS 3.7 million due to the aforementioned legislative amendment.

In the first quarter of 2006 maintenance and depreciation expenses amounted to
NIS 0.6 million, compared with NIS 1.1 million in the corresponding period of
2005.

The other operating expenses amounted to NIS 2.9 million, compared with NIS 3.9 million in the first quarter of 2005. There was a significant decrease in most of the other operating expense items as a result of the complementary efficiency plan.

INCOME FROM OTHER ITEMS - Beginning from the third quarter of 2002 the financial statements of the Bank do not include any special income from the Israeli
Treasury because the Israeli Treasury stopped paying the interest to the Bank on the perpetual deposits.

See Note 6 of the condensed financial statements regarding the cessation of dividend distribution and the interest on the perpetual deposits with the
Israeli Treasury.

BALANCE SHEET AND CAPITAL RESOURCES

TOTAL ASSETS - Amounted to NIS 8,562 million as at March 31, 2006, compared with
NIS 8,721 million as at December 31, 2005.

THE BANK'S SHAREHOLDERS' EQUITY - As a result of the implementation of
Accounting Standard No. 22, as described below, the shareholders' equity of the
Bank as at January 1, 2006 decreased by NIS 204.1 million and as at March 31,
2006 there is a shareholders' deficit in the amount of NIS 24.8 million. As at
March 31, 2006 the shareholders' equity of the Bank, including participating preference shares and non-participating shares, amounts to NIS 517 million compared with NIS 527 million as at December 31, 2005.

In August 2005 the Israel Accounting Standards Board published Accounting
Standard No. 22, "Financial Instruments: Disclosure and Presentation". The
standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto.

                                       10

Furthermore, the standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities. The new standard applies to financial statements for periods beginning on January 1,
2006 or thereafter.

The standard provides that it is to be adopted on a prospective basis. The comparative data presented in the financial statements for periods beginning on the date the standard comes into effect will not be restated.

Until implementation of the standard the preference shares of classes C, CC and
CC1 were included in the shareholders' equity of the Bank. Following implementation of the standard, as from January 1, 2006 these shares were reclassified as liabilities in respect of participating preference shares (see statement of shareholders' equity and Note 3 of the condensed financial statements).

The accounting change described above has no effect on the excess of assets over liabilities and the priorities in distributing the balance of the Bank's assets and the rights attached to each class of shares. See Notes 14 and 15 of the
Bank's financial statements for December 31, 2005 for details on such rights.

CREDIT TO THE PUBLIC - Amounted to NIS 7,533 million as at March 31, 2006, compared with NIS 7,681 million as at December 31, 2005. The credit data above include credit guaranteed by the State that was granted to the Israel Electric
Corporation Ltd. out of a deposit of the State with the Bank, the balance of which amounted to NIS 6,434 million as at March 31, 2006 compared with NIS 6,405 million as at December 31, 2005. The increase in the aforementioned credit is due to the increase in the exchange rate of the dollar. Net of such credit, the credit to the public amounts to NIS 1,099 million as at March 31, 2006 compared with NIS 1,276 million as at December 31, 2005. This decrease reflects the policy implemented by the Bank to reduce its credit portfolio and continues the decrease in credit as from 2002.

DEPOSITS OF THE PUBLIC - Amounted to NIS 118 million as at March 31, 2006, compared with NIS 178 million as at December 31, 2005. These deposits are comprised of non-linked deposits in the amount of NIS 49 million, compared with
NIS 88 million as at December 31, 2005, of CPI-linked deposits in the amount of
NIS 65 million, compared with NIS 78 million as at December 31, 2005, and of foreign currency denominated or linked deposits in the amount of NIS 4 million, compared with NIS 12 million as at December 31, 2005.

The Bank refrains from accepting new deposits and in accordance with the instruction of the Bank of Israel has stopped renewing deposits that have reached maturity, subject to certain exceptions.

DEPOSITS OF THE GOVERNMENT - The balance of Government deposits amounted to NIS
6,893 million as at March 31, 2006, compared with NIS 6,883 million as at
December 31, 2005. The main component of the Government deposits is foreign currency denominated deposits, which served as the source for granting long-term loans. The balance of the Government's foreign currency denominated deposits amounted to NIS 6,555 million as at March 31, 2006, compared with NIS 6,527 million as at December 31, 2005. The increase in the foreign currency denominated Government deposits is due to the increase in the exchange rate of the dollar.

Another component of these deposits is the CPI-linked deposits that were received from the Government as part of the kibbutzim debts arrangement and served as the source for rescheduling these debts. The balance of the
Government's CPI-linked deposits amounted to NIS 338 million as at March 31,
2006, compared with NIS 356 million as at December 31, 2005.

DEPOSITS FROM BANKS - The balance of these deposits amounted to NIS 952 million as at March 31, 2006, compared with NIS 1,049 million as at December 31, 2005.
Of the total amount of the banks' deposits, an amount of NIS 941 million derives from the special line of credit the Bank of Israel granted to the Bank (of which
NIS 930 million is the balance of the credit principal and NIS 11 million is accrued interest that has not yet been charged), compared with NIS 1,034 million as at December 31, 2005.

Other than the Bank of Israel credit line, the aforementioned item also includes a deposit in the amount of NIS 11 million which is a long-term deposit of a foreign bank that was deposited with the Bank in 1997. This deposit was deposited by the Bank with the Israeli Treasury and has the same repayment dates as the aforementioned deposit.

                                       11

ASSET AND LIABILITY MANAGEMENT POLICY AND RISK MANAGEMENT POLICY

The Bank's activities as a financial broker involve the taking of financial risks. The main financial risks faced by the Bank are market risks and liquidity risks, which are accompanied by operating and legal risks.

The Bank's policy for managing its assets and liabilities is currently designed to keep the linkage base risks and interest risks within the exposure limits set by the Board of Directors. A committee, which includes the General Manager and members of Management and which usually meets on a weekly basis, deliberates implementation of this policy. In accordance with the approval that was granted by the Supervisor of Banks on November 26, 2003 this management committee functions as the risk manager of the Bank.

With respect to the implementation of the policies for asset and liability management as well as management of financial risks, the Board of Directors has set certain limitations. In addition, they also set the manner and timing of reporting and control regarding compliance with the said set limitations. A report on the financial risk management is presented at the meeting of the Board of Directors on a quarterly basis. The Board of Directors holds a discussion on this matter, and also refers to the exposure limits that were set and updates them in accordance with resolutions that are made.

Presented below are details of the main areas of exposure, the limits set therefore, and the manner and dates for reporting on the level of exposure and compliance with the relevant limits:

LINKAGE BASE EXPOSURE - The exposure to linkage base risk is measured by the difference between the assets and liabilities (including the effect of forward transactions) for each linkage base.

Similar to the entire banking system, the Bank has three main linkage segments:
CPI-linked, foreign currency denominated and linked, and non-linked shekel.
Linkage base exposure relates to the exposure to changes in the rate of inflation as well as to changes in the exchange rate of the different currencies.

For each of the aforementioned linkage segments, maximum permissible surplus and deficit levels have been set. These limitations were set on the basis of the composition of the Bank's capital and the Bank's current activities.

The report on linkage base exposure is included in the report on the Banks'
activities which is submitted to the meeting of the Board of Directors. The aforesaid report is also discussed by the aforementioned management committee, which meets, as noted above, on a weekly basis.

The table below presents details of the excess of assets over liabilities
(excess of liabilities over assets) classified by linkage segment and stated in
NIS millions. The data includes off-balance sheet items and is calculated net of the liability in respect of non-participating shares and the liability in respect of preference participating shares since the asset and liability management policy of the Bank relates to excess assets over liabilities not related to the share capital of the Bank.

                                                     FOREIGN
                                                     CURRENCY       NON-
                         NON-LINKED    CPI-LINKED   DENOMINATED/  MONETARY
                       SHEKEL SEGMENT  SEGMENT (*) LINKED SEGMENT   ITEMS        TOTAL
                          -------        -----         -----        -----        -----
March 31, 2006            (464.4)        901.5          21.4         58.3        516.8
March 31, 2005            (388.6)        797.9          36.3         64.0        509.6
December 31, 2005         (505.1)        956.4          13.6         62.5        527.4

*    Including a perpetual deposit with the Israeli Treasury (March 31, 2006 -
     NIS 829.0 million; March 31, 2005 - NIS 804.1 million; December 31, 2005 -
     NIS 828.2 million).

                                       12

OPERATING RISKS - The Bank applies various measures in order to reduce the operating risks to which the Bank may be exposed:

-    The Bank has appointed an operating risks manager and an operating risks controller.

-    The Bank has a computerized control system for locating operating risks in the Bank's operations.

-    The Bank prepares, by means of external professionals, periodic reviews of the operating risks to which it is exposed, including risks of embezzlement and fraud, and of the adequacy of the preventive and compensatory controls designed for reducing such risks. These reviews also provide, if necessary, recommendations for improvement and/or expansion of the existing controls and/or the implementation of new controls.

-    The Bank has a process for managing and monitoring implementation of the recommendations of the aforementioned risk reviews.

CRITICAL ACCOUNTING POLICY

The principal accounting policies which were applied in the Bank's financial statements are described in Note 1 of the annual financial statements.

The implementation of these accounting policies by the Bank's Board of Directors and Management when preparing the financial statements often involves making various evaluations and estimates which affect the reported amounts of assets and liabilities (including contingent liabilities) and the financial results of the Bank.

Details relating to the accounting policies regarding critical issues are included in the Board of Directors' report for 2005 in the section relating to critical accounting policy.

RESPONSIBILITY OF THE MANAGEMENT FOR THE INTERNAL CONTROL OVER FINANCIAL
REPORTING

The financial statements include certifications of the Bank's General Manager and Comptroller regarding the effectiveness of the controls and procedures relating to the disclosure in the financial statements and regarding changes in the internal control over financial reporting.

The aforementioned certifications are in accordance with the directives published by the Bank of Israel, which came into effect for the first time in the financial statements for June 30, 2005. The directives published by the Bank of Israel are in accordance with the provisions of Section 302 of the Sarbanes
Oxley Act. Management of the Bank together with the General Manager and
Comptroller evaluated, as at the end of the period included in this report, the effectiveness of the controls and procedures relating to the Bank's disclosure.
On the basis of this evaluation, the Bank's General Manager and Comptroller concluded that as at the end of this period, the controls and procedures relating to the Bank's disclosure are effective in order to record, process, summarize and report the information the Bank is required to disclose in the quarterly report in accordance with the reporting to the public directives of the Supervisor of Banks and at the date specified in these directives.

In the quarter ended March 31, 2006 there was no change in the Bank's internal control over financial reporting which has had or is likely to have a significant effect on the Bank's internal control over financial reporting.

DISCLOSURE REGARDING THE BANK'S INTERNAL AUDITOR

The disclosure regarding the Bank's internal auditor is as described in the report of the Board of Directors for 2005 and no changes have occurred in it.

                                       13

ORGANIZATIONAL STRUCTURE AND MANPOWER

The number of full-time employees employed by the Bank as at March 31, 2006 was
53, the same as at December 31, 2005, compared with 170 as at January 1, 2002.

In the first quarter of 2006, the Board of Directors held 2 plenum meetings while its committees held 6 meetings.

DR. RAANAN COHEN                                                 URI GALILI
Chairman of the Board                                            General Manager

Tel-Aviv, May 28, 2006

                                       14

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (1)
REPORTED AMOUNTS

                                                                                                     THREE MONTHS ENDED MARCH 31
                                                        ----------------------------------------------------------------------------------------------------------------------
                                                                                 2006                                                            2005
                                                        ------------------------------------------------------        --------------------------------------------------------
                                                                                    RATE OF INCOME     RATE OF                                     RATE OF INCOME
                                                                                     (EXPENSES)        INCOME                                         (EXPENSES)   RATE OF INCOME
                                                                                    NOT INCLUDING     (EXPENSES)                                    NOT INCLUDING    (EXPENSES)
                                                                       FINANCING        THE           INCLUDING                       FINANCING          THE         INCLUDING
                                                        AVERAGE         INCOME        EFFECT OF     THE EFFECT OF     AVERAGE          INCOME         EFFECT OF     THE EFFECT OF
                                                      BALANCE (2)      (EXPENSES)    DERIVATIVES     DERIVATIVES     BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES
                                                        -------         -------        -------         -------        -------          -------         -------         -------
                                                              NIS MILLIONS                %               %                 NIS MILLIONS                  %               %
                                                        -----------------------        -------         -------        ------------------------         -------         -------

ISRAELI CURRENCY - NON-LINKED
Assets                                                    441.8             6.0           5.54                          710.0             12.0            6.93
Effect of derivatives ALM (3)                             160.3             1.9                                         384.4              3.8
                                                        -------         -------                                       -------          -------
Total assets                                              602.1             7.9                           5.35        1,094.4             15.8                            5.90
                                                        -------         -------                                       -------          -------
Liabilities                                             1,048.9           (11.7)         (4.54)          (4.54)       1,510.2            (13.4)          (3.60)          (3.60)
                                                        -------         -------        -------         -------        -------          -------         -------         -------
Interest margin                                                                           1.00            0.81                                            3.33            2.30
                                                                                       -------         -------                                         -------         -------

ISRAELI CURRENCY - LINKED TO THE CPI
Assets                                                    630.9             8.2           5.30            5.30          746.9              7.5            4.08            4.08
                                                        -------         -------                                       -------          -------
Liabilities                                               423.5            (3.3)         (3.15)                         517.3             (2.5)          (1.95)
Effect of derivatives ALM (3)                              33.1            (0.2)                                        147.7             (0.7)
                                                        -------         -------                                       -------          -------
Total liabilities                                         456.6            (3.5)                         (3.10)         665.0             (3.2)                          (1.94)
                                                        -------         -------        -------         -------        -------          -------         -------         -------
Interest margin                                                                           2.15            2.20                                            2.13            2.14
                                                                                       -------         -------                                         -------         -------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                  6,800.6           207.8          12.79                        6,737.6            191.0           11.83
Effect of derivatives ALM (3)                                 -               -                                         108.5              2.2
                                                        -------         -------                                       -------          -------
Total assets                                            6,800.6           207.8                          12.79        6,846.1            193.2                           11.78
                                                        -------         -------                                       -------          -------
Liabilities                                             6,639.1          (203.5)        (12.84)                       6,430.7           (189.1)         (12.29)
Effect of derivatives ALM (3)                             127.2            (2.4)                                        345.2             (1.3)
                                                        -------         -------                                       -------          -------
Total liabilities                                       6,766.3          (205.9)                        (12.74)       6,775.9           (190.4)                         (11.72)
                                                        -------         -------        -------         -------        -------          -------         -------         -------
Interest margin                                                                          (0.05)           0.05                                           (0.46)           0.06
                                                                                       -------         -------                                         -------         -------

TOTAL
Monetary assets generating financing income             7,873.3           222.0          11.76                        8,194.5            210.5           10.68
Effect of derivatives ALM (3)                             160.3             1.9                                         492.9              6.0
                                                        -------         -------                                       -------          -------
Total monetary assets generating financing              8,033.6           223.9                          11.62        8,687.4            216.5                           10.35
                                                        -------         -------                                       -------          -------
income
Monetary liabilities generating financing
expenses                                                8,111.5          (218.5)        (11.22)                       8,458.2           (205.0)         (10.05)
Effect of derivatives ALM (3)                             160.3            (2.6)                                        492.9             (2.0)
                                                        -------         -------                                       -------          -------
Total monetary liabilities generating
financing expenses                                      8,271.8          (221.1)                        (11.13)       8,951.1           (207.0)                          (9.58)
                                                        -------         -------        -------         -------        -------          -------         -------         -------
Interest margin                                                                           0.54            0.49                                            0.63            0.77
                                                                                       -------         -------                                         -------         -------

SEE PAGE 17 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                       15

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (CONT'D)
REPORTED AMOUNTS

                                                                                                     THREE MONTHS ENDED MARCH 31
                                                        ----------------------------------------------------------------------------------------------------------------------
                                                                                 2006                                                            2005
                                                        ------------------------------------------------------        --------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF                                     RATE OF INCOME
                                                                                    (EXPENSES)        INCOME                                          (EXPENSES)   RATE OF INCOME
                                                                                   NOT INCLUDING     (EXPENSES)                                     NOT INCLUDING     (EXPENSES)
                                                                       FINANCING        THE           INCLUDING                       FINANCING          THE         INCLUDING
                                                        AVERAGE         INCOME        EFFECT OF     THE EFFECT OF     AVERAGE          INCOME         EFFECT OF     THE EFFECT OF
                                                      BALANCE (2)      (EXPENSES)    DERIVATIVES     DERIVATIVES     BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES
                                                        -------         -------        -------         -------        -------          -------         -------         -------
                                                              NIS MILLIONS                %               %                 NIS MILLIONS                  %               %
                                                        -----------------------        -------         -------        ------------------------         -------         -------

In respect of options                                                         -                                                           (0.4)
Financing commissions and other
 financing income                                                           4.9                                                           10.4
Other financing expenses                                                   (3.1)                                                          (3.0)
                                                                        -------                                                        -------
Profit from financing operations before
 allowance for doubtful debts                                               4.6                                                           16.5
Allowance for doubtful debts (including general
 and supplementary allowance)                                             (11.2)                                                          (5.1)
                                                                        -------                                                        -------
Profit (loss) from financing operations after
 allowance for doubtful debts                                              (6.6)                                                          11.4
                                                                        =======                                                        =======
Other monetary assets                                     863.1                                                         850.1
General and supplementary allowance for
 doubtful debts                                           (57.6)                                                        (69.6)
Non-monetary assets                                        62.9                                                          63.6
                                                        -------                                                       -------
Total assets                                            8,741.7                                                       9,038.6
                                                        =======                                                       =======

Other monetary liabilities                                107.1                                                          68.5
Non-monetary liabilities                                    1.9                                                           2.6
Capital resources                                         521.2                                                         509.3
                                                        -------                                                       -------

Total liabilities and capital resources                 8,741.7                                                       9,038.6
                                                        =======                                                       =======

SEE PAGE 17 FOR COMMENTS ON THE RATES OF FINANCING INCOME AND EXPENSES.

                                       16

                                   Industrial Development Bank of Israel Limited

MANAGEMENT REVIEW
--------------------------------------------------------------------------------

RATES OF FINANCING INCOME AND EXPENSES (CONT'D)
IN TERMS OF US DOLLARS

                                                                                                     THREE MONTHS ENDED MARCH 31
                                                        ----------------------------------------------------------------------------------------------------------------------
                                                                                 2006                                                            2005
                                                        ------------------------------------------------------        --------------------------------------------------------
                                                                                   RATE OF INCOME     RATE OF                                     RATE OF INCOME
                                                                                    (EXPENSES)        INCOME                                          (EXPENSES)   RATE OF INCOME
                                                                                   NOT INCLUDING     (EXPENSES)                                     NOT INCLUDING     (EXPENSES)
                                                                       FINANCING        THE           INCLUDING                       FINANCING          THE         INCLUDING
                                                        AVERAGE         INCOME        EFFECT OF     THE EFFECT OF     AVERAGE          INCOME         EFFECT OF     THE EFFECT OF
                                                      BALANCE (2)      (EXPENSES)    DERIVATIVES     DERIVATIVES     BALANCE (2)      (EXPENSES)     DERIVATIVES     DERIVATIVES
                                                        -------         -------        -------         -------        -------          -------         -------         -------
                                                              US$ MILLIONS                %               %                 US$ MILLIONS                  %               %
                                                        -----------------------        -------         -------        ------------------------         -------         -------

FOREIGN CURRENCY - DOMESTIC OPERATIONS (4)
Assets                                                  1,460.7            25.6           7.20                        1,549.1             44.1           11.88
Effect of derivatives ALM (3)                                 -               -                                          25.0                -
                                                        -------         -------                                       -------          -------
Total assets                                            1,460.7            25.6                           7.20        1,574.1             44.1                           11.69
                                                        -------         -------                                       -------          -------
Liabilities                                             1,426.0           (24.9)         (7.17)                       1,478.5            (43.3)         (12.24)
Effect of derivatives ALM (3)                              27.3            (0.5)                                         79.4                -
                                                        -------         -------                                       -------          -------
Total liabilities                                       1,453.3           (25.4)                         (7.18)       1,557.9            (43.3)                         (11.59)
                                                        -------         -------        -------         -------        -------          -------         -------         -------
Interest margin                                                                           0.03            0.02                                           (0.36)           0.10
                                                                                       -------         -------                                         -------         -------

FOOTNOTES:

(1)  The data in this table are presented before and after the effect of derivative instruments (including the off-balance sheet effects of derivative instruments).

(2)  Based on monthly opening balances except for the non-linked Israeli currency segment where the average balance is based on daily figures, and net of the average balance of the specific allowances for doubtful debts.

(3)  Derivatives (ALM) which comprise part of the Bank's asset and liability management.

(4)  Including Israeli currency linked to foreign currency.

                                       17

CERTIFICATION

I, Uri Galili, hereby certify as follows:

1.   I have reviewed the quarterly report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the quarter ended March 31, 2006
     (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations and changes in the shareholders' equity as of and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the first quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
U. Galili - General Manager

May 28, 2006

                                       18

CERTIFICATION

I, Rimon Shmaya, hereby certify as follows:

1.   I have reviewed the quarterly report of The Industrial Development Bank of
     Israel Ltd. (hereinafter - the Bank) for the quarter ended March 31, 2006
     (hereinafter - the report).

2.   Based on my knowledge, the report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by the report.

3.   Based on my knowledge, the quarterly financial statements and other financial information included in the report fairly present in all material respects, the Bank's financial condition, results of operations and changes in the shareholders' equity as of and for the periods presented in the report.

4.   The Bank's other certifying officers and I are responsible for establishing and maintaining controls and procedures necessary for the required disclosure in the Bank's report. Furthermore:

     A.   We have established such controls and procedures, or caused such controls and procedures to be established under our supervision, intended to ensure that material information relating to the Bank is made known to us by others in the Bank, particularly during the period of preparing the report;

     B.   We have evaluated the effectiveness of the Bank's disclosure controls and procedures and we have presented our conclusions regarding the effectiveness of the disclosure controls and procedures as of the end of the period covered by the report based on such evaluation; and

     C.   We have disclosed in the report any change in the internal control of the Bank over financial reporting that occurred in the first quarter and that has materially affected, or is reasonably likely to materially affect, the internal control of the Bank over financial reporting; and

5.   The Bank's other certifying officers and I have disclosed to the Bank's auditor, Board of Directors and Audit Committee, based on our most recent evaluation of the internal control over financial reporting, as follows:

     A.   All significant deficiencies and material weaknesses relating to the establishment or operation of internal control over financial reporting that are reasonably likely to adversely affect the ability of the Bank to record, process, summarize and report financial information; and

     B.   Any fraud, whether or not material, which involves Management or other employees who have a significant role in the Bank's internal control over financial reporting.

The aforementioned does not derogate from my responsibility or from the responsibility of any other person according to the law.

-------------------------------------------
Rimon Shmaya - Comptroller

May 28, 2006

                                       19

                        SOMEKH CHAIKIN              KESSELMAN & KESSELMAN CERTIFIED PUBLIC ACCOUNTANTS (ISR.)

KPMG Millennium Tower   Telephone 03 684 8000       Trade Tower, 25 Hamered Street Tel Aviv 68125 Israel
17 Ha'arba'a Street,    Faximile 03 684 8444        P.O Box 452 Tel Aviv 61003
Tel Aviv 64739          Internet  www.kpmg.co.il    Telephone +972-3-7954555   Facsimile +972-3-7954556
PO Box 609
Tel Aviv 61006

The Board of Directors
THE INDUSTRIAL DEVELOPMENT BANK OF ISRAEL LIMITED

Dear Sirs,

RE:   REVIEW OF THE CONDENSED UNAUDITED INTERIM FINANCIAL STATEMENTS FOR THE
      THREE-MONTH PERIOD ENDED MARCH 31, 2006

At your request, we reviewed the condensed interim balance sheet of The
Industrial Development Bank of Israel Limited as at March 31, 2006 and the
condensed interim statement of income, and condensed interim statement of shareholders' equity for the three-month period then ended.

The financial statements of the Bank as at December 31, 2005 and for the year then ended, as well as the condensed interim financial statements of the Bank as at March 31, 2005 and for the three-month period then ended, were audited and reviewed, respectively, only by Somekh Chaikin CPA (Isr.).

Our review was conducted in accordance with procedures prescribed by the
Institute of Certified Public Accountants in Israel and included, inter alia, reading the said financial statements, reading the minutes of the shareholders'
meetings and of the Board of Directors and its committees, as well as making inquiries of persons responsible for financial and accounting matters at the
Bank.

Since the review performed is limited in scope and does not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the said condensed interim financial statements.

In the course of our review, nothing came to our attention which would indicate the necessity of making material modifications to the condensed interim financial statements referred to above in order for them to be in conformity with generally accepted accounting principles, and in accordance with the directives and guidelines of the Supervisor of Banks.

We would call attention to the following:

A.   Note 1 of the condensed interim financial statements regarding the severe liquidity problems the Bank experienced in August 2002, which were caused by increased withdrawals of public deposits, the interest-bearing special line of credit that was provided to the Bank by the Bank of Israel, the decision of the Bank's Board of Directors to adopt the "Run-Off" plan for the supervised sale of the Bank's credit assets and to extend the plan until July 31, 2008, the agreement of the Bank's Board of Directors to restrict the license of the Bank and to limit its duration so that upon the end of the "Run-Off " plan the Bank will no longer have a license, the announcement of the Governor of the Bank of Israel regarding the restriction of the Bank's license and its being revoked as from August 1,
     2008, and the decision of the Ministerial Committee for Social and Economic
     Affairs (the Social Economic Cabinet) to extend the "Run-Off" plan
     (hereinafter - the Government decision extending the "Run-Off" plan), all as detailed in the said note.

                                       20

     The Bank's ability to continue to operate as a going concern depends upon the continuation of the special line of credit from the Bank of Israel and the implementation of the Government decision extending the "Run-Off" plan.
     When the banking license of the Bank is revoked the Bank will cease operating as a banking entity.

B.   Note 3 of the condensed interim financial statements regarding the initial implementation of Accounting Standard No. 21 of the Israel Accounting
     Standards Board with respect to earnings per share, which came into effect on January 1, 2006. The comparative earnings per share data included in these financial statements have been restated in order to retroactively reflect the change in the accounting policy with respect to earnings per share as required in the accounting standard on the matter.

C.   Note 5 of the condensed interim financial statements regarding the minimum capital ratio of the Bank as at March 31, 2006, which is below the minimum of 9% set by the Supervisor of Banks in Proper Banking Procedures.

D.   Note 7 of the condensed interim financial statements regarding the litigation pending against the Bank and its senior officers, and the letters received by the Bank expressing the intention or the possibility of suing the Bank and/or its senior officers, all as detailed in the aforementioned note.

The condensed interim financial statements do not contain any changes in the value or classification of assets or liabilities that may be needed when the
Bank ceases operating as a banking entity.

Somekh Chaikin                               Kesselman & Kesselman
Certified Public Accountants (Isr.)          Certified Public Accountants (Isr.)

May 28, 2006

                                       21

CONDENSED BALANCE SHEETS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                              MARCH 31               DECEMBER 31
                                                       -----------------------
                                                        2006            2005            2005
                                                       -------         -------         -------
                                                     (UNAUDITED)     (UNAUDITED)      (AUDITED)
                                                       -------         -------         -------
                                                     NIS MILLIONS    NIS MILLIONS    NIS MILLIONS
                                                       -------         -------         -------

ASSETS

Cash and deposits with banks                              75.1           135.3            72.9

Securities                                                57.9            66.1            63.2

Credit to the public                                   7,533.2         7,846.1         7,680.7

Credit to governments                                     54.7            66.4            59.0

Fixed assets                                               1.1             1.6             1.2

Other assets                                              11.4            25.0            15.6

Perpetual deposits with the Israeli Treasury             829.0           804.1           828.2
                                                       -------         -------         -------

Total assets                                           8,562.4         8,944.6         8,720.8
                                                       =======         =======         =======

---------------------              ---------------                  ------------
   DR. RAANAN COHEN                  URI GALILI                     RIMON SHMAYA
Chairman of the Board              General Manager                   Comptroller

May 28, 2006

                                       22

                               The Industrial Development Bank of Israel Limited
--------------------------------------------------------------------------------

                                                           MARCH 31               DECEMBER 31
                                                   ------------------------
                                                     2006             2005            2005
                                                   -------          -------         -------
                                                 (UNAUDITED)      (UNAUDITED)      (AUDITED)
                                                   -------          -------         -------
                                                 NIS MILLIONS     NIS MILLIONS    NIS MILLIONS
                                                   -------          -------         -------

LIABILITIES AND SHAREHOLDERS' EQUITY

Deposits of the public                               117.7            344.5           178.2

Deposits of banks                                    952.5          1,306.4         1,048.8

Deposits of the Government                         6,892.6          6,698.5         6,883.0

Perpetual deposit                                      0.1              0.1             0.1

Capital notes                                         27.7             25.9            26.9

Other liabilities                                     55.0             59.6            56.4

Non-participating shares*                            334.7            312.9           330.3

Participating preference shares*                     206.9                -               -
                                                   -------          -------         -------

Total liabilities                                  8,587.2          8,747.9         8,523.7

Shareholders' equity (deficit)                       (24.8)           196.7           197.1
                                                   -------          -------         -------

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY         8,562.4          8,944.6         8,720.8
                                                   =======          =======         =======

* See Note 3.

The accompanying notes are an integral part of the condensed financial statements.

                                       23

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENTS OF INCOME
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                                YEAR ENDED
                                                   THREE MONTHS ENDED MARCH 31  DECEMBER 31
                                                      --------------------
                                                       2006           2005         2005
                                                      -----          -----        -----
                                                   (UNAUDITED)    (UNAUDITED)    (AUDITED)
                                                      -----          -----        -----
                                                   NIS MILLIONS   NIS MILLIONS NIS MILLIONS
                                                      -----          -----        -----

Profit from financing operations before
 allowance for doubtful debts                           4.6           16.5         61.6
Allowance for doubtful debts                           11.2            5.1         44.2
                                                      -----          -----        -----

Profit (loss) from financing operations after
 allowance for doubtful debts                          (6.6)          11.4         17.4
                                                      -----          -----        -----

OPERATING AND OTHER INCOME
Operating commissions                                   0.3            0.3          2.2
Gains from investments in shares                        2.6            2.3         11.3
Other income                                            1.0            1.1          4.7
                                                      -----          -----        -----
Total operating and other income                        3.9            3.7         18.2
                                                      -----          -----        -----

OPERATING AND OTHER EXPENSES
Salaries and related expenses                           4.5            6.1         18.2
Expenses in respect of employee
 retirement                                               -            3.7          5.5
Maintenance and depreciation of premises
 and equipment                                          0.6            1.1          3.8
Other expenses                                          2.9            3.9         16.5
                                                      -----          -----        -----
Total operating and other expenses                      8.0           14.8         44.0
                                                      -----          -----        -----
Operating profit (loss) before
 taxes on income                                      (10.7)           0.3         (8.4)
Tax provision on operating profit                         -              -            -
                                                      -----          -----        -----

NET EARNINGS (LOSS) FOR THE PERIOD                    (10.7)           0.3         (8.4)
                                                      =====          =====        =====

NET EARNINGS (LOSS) PER SHARE IN NIS
"A" ordinary shares                                  (708.6)         *19.9      *(556.3)

* Restated (see Note 3).

The accompanying notes are an integral part of the condensed financial statements.

                                       24

                               The Industrial Development Bank of Israel Limited

CONDENSED STATEMENT OF SHAREHOLDERS' EQUITY (DEFICIT)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                         THREE MONTHS ENDED MARCH 31, 2006 (UNAUDITED)
                                     ---------------------------------------------------------------------------------------
                                                                                  ADJUSTMENTS
                                                                                      FROM
                                                   ACCUMULATED     ACCUMULATED  PRESENTATION OF
                                                  DIFFERENCE ON   DIFFERENCE ON  AVAILABLE-FOR-                      TOTAL
                                  SHARE CAPITAL   TRANSLATION OF   TRANSLATION        SALE                        SHAREHOLDERS'
                                   AND PREMIUM    DOLLAR LINKED   OF CPI LINKED     SECURITIES     ACCUMULATED       EQUITY
                                    ON SHARES        DEPOSIT         DEPOSIT      AT FAIR VALUE       LOSS          (DEFICIT)
                                     -------         -------         -------         -------         -------         -------
                                                                       NIS MILLIONS
                                     ---------------------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING OF
 THE PERIOD (AUDITED)                1,199.4          (697.5)          203.0             6.1          (513.9)          197.1
Adjustments as at January 1,
 2006 from initial
 implementation of Accounting
 Standard 22 (see Note 3)             (992.3)          697.5            90.7               -               -          (204.1)
Balance as at January 1, 2006
 after initial
implementation of
 Accounting Standard 22                207.1               -           293.7             6.1          (513.9)           (7.0)
Net loss for the period                    -               -               -               -           (10.7)          (10.7)
Adjustments from
 presentation of
available-for-sale
 securities at fair value                  -               -               -            (0.7)              -            (0.7)
Translation differences
 relating to a perpetual
 deposit                                   -               -            (6.4)              -               -            (6.4)
                                     -------         -------         -------         -------         -------         -------
BALANCE AS AT THE END OF THE
PERIOD                                 207.1               -           287.3             5.4          (524.6)          (24.8)
                                     =======         =======         =======         =======         =======         =======

                                                         THREE MONTHS ENDED MARCH 31, 2005 (UNAUDITED)
                                     ---------------------------------------------------------------------------------------
                                                                                  ADJUSTMENTS
                                                                                      FROM
                                                   ACCUMULATED     ACCUMULATED  PRESENTATION OF
                                                  DIFFERENCE ON   DIFFERENCE ON  AVAILABLE-FOR-                      TOTAL
                                  SHARE CAPITAL   TRANSLATION OF   TRANSLATION        SALE                        SHAREHOLDERS'
                                   AND PREMIUM    DOLLAR LINKED   OF CPI LINKED     SECURITIES     ACCUMULATED       EQUITY
                                    ON SHARES        DEPOSIT         DEPOSIT      AT FAIR VALUE       LOSS          (DEFICIT)
                                     -------         -------         -------         -------         -------         -------
                                                                       NIS MILLIONS
                                     ---------------------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
OF
 THE PERIOD (AUDITED)                1,199.4          (697.5)          202.5             0.3          (505.5)          199.2
Net earnings for the period                -               -               -               -             0.3             0.3
Adjustments from
 presentation of
available-for-sale
 securities at fair value                  -               -               -             3.4               -             3.4
Translation differences
 relating to a perpetual
 deposit                                   -               -            (6.2)              -               -            (6.2)
                                     -------         -------         -------         -------         -------         -------
BALANCE AS AT THE END OF THE
PERIOD                               1,199.4          (697.5)          196.3             3.7          (505.2)          196.7
                                     =======         =======         =======         =======         =======         =======

                                                            YEAR ENDED DECEMBER 31, 2005 (AUDITED)
                                     ---------------------------------------------------------------------------------------
                                                                                  ADJUSTMENTS
                                                                                      FROM
                                                   ACCUMULATED     ACCUMULATED  PRESENTATION OF
                                                  DIFFERENCE ON   DIFFERENCE ON  AVAILABLE-FOR-                      TOTAL
                                  SHARE CAPITAL   TRANSLATION OF   TRANSLATION        SALE                        SHAREHOLDERS'
                                   AND PREMIUM    DOLLAR LINKED   OF CPI LINKED     SECURITIES     ACCUMULATED       EQUITY
                                    ON SHARES        DEPOSIT         DEPOSIT      AT FAIR VALUE       LOSS          (DEFICIT)
                                     -------         -------         -------         -------         -------         -------
                                                                       NIS MILLIONS
                                     ---------------------------------------------------------------------------------------

BALANCE AS AT THE BEGINNING
OF
 THE YEAR                            1,199.4          (697.5)          202.5             0.3          (505.5)          199.2
Net loss for the year                      -               -               -               -            (8.4)           (8.4)
Adjustments from
 presentation of
 available-for-
 sale securities at fair
 value                                     -               -               -             5.8               -             5.8
Translation differences
relating
 to a perpetual deposit                    -               -             0.5               -               -             0.5
                                     -------         -------         -------         -------         -------         -------
Balance as at the end of the
year                                 1,199.4          (697.5)          203.0             6.1          (513.9)          197.1
                                     =======         =======         =======         =======         =======         =======

The accompanying notes are an integral part of the condensed financial statements.

                                       25

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN AND THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     Due to increased withdrawals of deposits during the third quarter of 2002, the Bank experienced severe liquidity problems, following which the Bank turned to the Governor of the Bank of Israel (hereinafter - the "Governor")
     on August 22, 2002, with a request for a special line of credit.

     THE DECISIONS OF THE MINISTERIAL COMMITTEE FOR SOCIAL AND ECONOMIC AFFAIRS
     REGARDING ADOPTION OF THE RUN-OFF PLAN AND ITS EXTENSION

     On October 10, 2005 the Ministerial Committee for Social and Economic
     Affairs (the Social Economic Cabinet) approved extension of the Bank's
     "Run-Off" plan, after two years earlier, on July 29, 2003, it had decided to adopt the "Run-Off" plan. The main principles of the Committee's decision of October 10, 2005 are as follows:

     o    The assets of the Bank are to be sold in a supervised process and over a period that will end by July 31, 2008, in the framework of the
          "Run-Off" plan approved by the Bank's Board of Directors and with the changes to be determined by the Accountant General and the Government
          Companies Authority.

     o    The amount of the special line of credit provided by the Bank of
          Israel to the Bank will not exceed NIS 1.25 billion and during the period of the "Run-Off" plan will not exceed the amounts approved by the Bank of Israel.

     o    The Bank will not use the special line of credit or other sources for the purpose of providing new credit.

     o    The Government is responsible for the repayment of the special line of credit as from July 1, 2005, on the condition that the interest on the credit line until the end of the plan shall not exceed the Bank of
          Israel interest rate.

     o    If at the end of the "Run-Off " plan there remains an unpaid balance of the special line of credit, the Government will repay the balance to the Bank of Israel until July 31, 2008. The Government has noted
          before it the announcement of the Governor of the Bank of Israel that in exchange for its repayment of the credit balance, the collateral that was provided by the Bank for repayment of the credit will be assigned in its favor (the debenture from November 14, 2002 by which the Bank created a general floating lien in favor of the Bank of
          Israel).

     The Bank is presently in the process of implementing the "Run-off" plan as described below.

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL

     Following the liquidity problems encountered by the Bank in the third quarter of 2002, the Bank of Israel provided to it a special line of credit, which the Governor recently extended until July 31, 2008 in his letter from October 30, 2005. The terms of the credit line were determined by the Governor of the Bank of Israel and over time underwent changes. The present terms of the special line of credit are specified in the aforementioned letter of the Governor from October 30, 2005, and the principal terms are as follows:

     o    The credit line will be in effect until no later than July 31, 2008.

     o    The maximum amount of the credit line will at no time exceed NIS 1.25 billion and it will decline in accordance with a forecast that was attached to the notice of the Governor of the Bank of Israel regarding extension of the line until July 31, 2008.

                                       26

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN AND THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL
         (CONT'D)

     THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL (CONT'D)

     o    The Bank will be allowed to continue to use the credit line in order to meet the liquidity needs it has for fulfilling its current banking obligations.

     o    The interest on the utilized credit will be the "Bank of Israel interest rate" (it is noted that before July 29, 2003 the utilized credit bore a higher rate of interest).

     o    Any significant administrative expense that deviates from the Bank's ordinary course of business and has an effect on its business results will require the approval of the Bank of Israel.

     o    Limitations were set on the Bank's volume of activity with respect to making deposits with banks and pledging them.

     The letter of the Governor from October 30, 2005 stated that if the Bank of
     Israel should see fit, and to the extent required at its sole discretion, additional restrictions regarding the Bank's operations besides those specified in the aforementioned letter will be considered, whether or not as a result of non-compliance with the objectives of the "Run-Off" plan.

     The utilized balance of the special line of credit from the Bank of Israel
     (not including interest accrued but not yet charged) as at March 31, 2006 was NIS 930 million (compared with NIS 1,028 million as at December 31,
     2005).

     THE COMPONENTS OF THE RUN-OFF PLAN

     The principal components of the "Run-Off" plan that was approved by the
     Bank's Board of Directors are a supervised sale of the Bank's credit assets by the end of the plan and a significant reduction in manpower and in operating expenses, subject to the continued granting of the special line of credit by the Bank of Israel. As a part of this process the Bank also implemented an extensive and detailed efficiency plan.

     In accordance with the "Run-Off" plan and the complementary efficiency plan, the Bank refrains from granting new credit and concentrates its activities on collecting the existing credit.

     As part of the implementation of its plans, the Bank has significantly reduced or completely discontinued the following activities: foreign currency and foreign trade activity, maintenance of a dealing room, maintenance of current accounts and securities accounts, processing grants, operating cash and clearing facilities (independently) and credit cards.
     The Bank also refrains from accepting new deposits and it has recently stopped (subject to certain exceptions) renewing existing deposits that have reached maturity.

     The reduction in the Bank's operations was accompanied also by a reduction in the Bank's staff.

     On July 26, 2005, the Bank's Board of Directors discussed a document that had been prepared regarding the extension of the "Run-Off" plan. In light of the document's conclusion regarding the advantages of extending the plan, the Board of Directors approved extension of the plan until July 31,
     2008.

                                       27

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 1 - THE RUN-OFF PLAN AND THE SPECIAL LINE OF CREDIT FROM THE BANK OF ISRAEL
         (CONT'D)

     THE COMPONENTS OF THE RUN-OFF PLAN (CONT'D)

     Furthermore, at the same time the Bank's Board of Directors decided that due to the reduction in the Bank's activity according to the "Run-Off" plan and the date of its termination, the Bank would notify the Governor of the
     Bank of Israel that it agrees that its banking license be restricted in a manner that reflects its reduced activity as derived from the "Run-Off"
     plan, including the non-acceptance of new deposits and the non-renewal of existing deposits that have reached maturity, and to the restricted license specifying that it is in force until the end of the extension period of the plan (July 31, 2008) after which the Bank will no longer have a license.
     The Bank's agreement to restrict its license and to limit its duration, as aforementioned, was noted in both the decision of the Ministerial Committee for Social and Economic Affairs to extend the "Run-Off" plan and the announcement of the Governor of the Bank of Israel regarding extension of the special line of credit, as described above.

     In his letter from January 29, 2006 the Bank was notified by the Governor of the Bank of Israel as follows:

     o    The banking license the Bank received on June 4, 1989 will be restricted so that the Bank cannot engage in any business it did not engage in prior to the date of the license (until the date of the license the Bank engaged in financing investments) and without derogating from the generality of the aforementioned, the Bank will not receive new deposits and will not renew deposits reaching their current date of maturity, other than from the shareholders.

     o    The Bank's banking license will be revoked as from August 1, 2008.

     The ability of the Bank to repay its liabilities is contingent upon the continuation of the special line of credit from the Bank of Israel and implementation of the decision of the Ministerial Committee for Social and
     Economic Affairs regarding the "Run-Off" plan.

     The financial statements do not contain any changes in the value and classification of assets and liabilities that may be needed when the Bank ceases operating as a banking entity.

NOTE 2 - ACCOUNTING POLICY

     The condensed interim financial statements are presented in accordance with accounting principles implemented for purposes of preparing interim financial statements. The accounting principles implemented in the preparation of the interim financial statements are consistent with those applied in the preparation of the audited financial statements as at
     December 31, 2005 except for that mentioned in Note 3 below. These financial statements should be read in conjunction with the annual financial statements as at December 31, 2005 and for the year then ended, together with their accompanying notes.

                                       28

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 3 - INITIAL IMPLEMENTATION OF ACCOUNTING STANDARDS

     A.   ACCOUNTING STANDARD 21 REGARDING EARNINGS PER SHARE - As from January
          1, 2006 the Bank implements Accounting Standard No. 21, "Earnings per
          Share" (hereinafter - the Standard) of the Israel Accounting Standards
          Board. This standard, which is based on International Accounting
          Standard No. 33, replaces Opinion No. 55 of the Institute of Certified
          Public Accountants in Israel on the matter, and provides new rules for calculating and presenting earnings per share in the financial statements. In accordance with the provisions of the Standard, the
          Bank calculates basic earnings per share with respect to earnings or loss from continuing operations, which is attributable to the ordinary shareholders. The earnings per share is calculated by dividing the earnings or loss attributable to the ordinary shareholders with the weighted average number of ordinary shares outstanding during the period. In the past the earnings per share data were given in relation to an amount which equals US$1 of the par value of the shares, according to the basic exchange rate to which they are linked. The earnings per share data included in the comparative figures in these financial statements has been restated in order to retroactively reflect in them the calculation rules of the new standard.

     B.   ACCOUNTING STANDARD 22 REGARDING THE DISCLOSURE AND PRESENTATION OF
          FINANCIAL INSTRUMENTS - In July 2005 the Israel Accounting Standards
          Board published Accounting Standard No. 22, "Financial Instruments:
          Disclosure and Presentation" (hereinafter - the Standard). The
          Standard provides rules for presenting financial instruments in the financial statements and specifies the proper disclosure required in respect thereto. Furthermore, the Standard provides the method for classifying financial instruments as financial liabilities and as shareholders' equity, for classifying the interest, dividends, losses and gains related to them and the circumstances for offsetting financial assets and financial liabilities, and it annuls Opinion 53,
          "The Accounting Treatment of Convertible Liabilities" and Opinion 48,
          "The Accounting Treatment of Options".

          The Supervisor of Banks had published directives with respect to certain matters relating to the treatment of the abovementioned issues. These directives will apply to the Bank with respect to such matters.

          As a result of adoption of the Standard, the shareholders' equity will decrease by the amount of NIS 204.1 million following the
          reclassification of classes C, CC and CC1 participating preference shares, which were included in the past in the shareholders' equity, as liabilities in respect of participating preference shares.

          The Standard was adopted on a prospective basis and the comparative data relating to prior periods were not restated.

NOTE 4 - EXEMPTION FROM SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF
         DEVIATIONS FROM CERTAIN DEBT LIMITS

     As stated in Note 1G of the Bank's financial statements as at December 31,
     2005, as a result of the approval received from the Supervisor of Banks, the financial statements of the Bank do not include a supplementary allowance for doubtful debts in respect of deviations from debt limits of an individual borrower and a borrower group, deviations from debt limits in respect of financing purchases of means of control in corporate entities and in respect of deviations from the limit of sector indebtedness.

                                       29

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 4 - EXEMPTION FROM SUPPLEMENTARY ALLOWANCE FOR DOUBTFUL DEBTS IN RESPECT OF
         DEVIATIONS FROM CERTAIN DEBT LIMITS (CONT'D)

     It is noted that if the Supervisor of Banks had not granted the exemption, the Bank would have been required to make a supplementary allowance of significant amounts in respect of these deviations, in the periods in which they were created, which could have had a material impact on its results of operations for such periods. Furthermore, the adjustment of the aforementioned supplementary allowance to the changes that occurred from time to time in the extent of the deviations could have had an effect on the financial results of the Bank in the subsequent reporting periods.

NOTE 5 - CAPITAL ADEQUACY

     On March 31, 2006, the Bank's ratio of capital to risk assets was negative at the rate of (1.94%), compared with the 9% minimum stipulated in Proper
     Banking Procedures and (0.74%) as at December 31, 2005.

NOTE 6 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES

     The issued share capital of the Bank includes preference shares of classes
     C, CC, CC1, D, and DD to which the Bank used to pay on a quarterly basis,
     25% of the annual preferred dividend of those classes (hereinafter - the
     "quarterly dividend"). The consideration from the issuance of these preferred shares was deposited by the Bank with the Israeli Treasury in perpetual deposits, which will be returned to the Bank only upon liquidation or for the purpose of redeeming the preference D and DD shares
     (hereinafter - the "perpetual deposits"). According to the deposit agreements, the interest on the perpetual deposits, at an annual rate of
     7.5% (plus differentials of linkage to the dollar), is paid to the Bank on the payment dates of the dividends to the aforementioned preferred shares.
     The deposit agreements do not expressly stipulate how the interest on the perpetual deposits should be handled during periods in which the Bank is prevented from distributing dividends on these preferred shares, and whether the interest will accrue and be paid when the Bank pays the accrued preferred dividends in arrears or upon liquidation.

     According to the Companies Law - 1999 (the "Companies Law"), a company is entitled to distribute dividends only from its profits (as defined therein), on condition that there is no reasonable fear that such distribution would prevent the company from meeting its existing liabilities and its expected liabilities when they come due (hereinafter -
     the "repayment ability test"). Nevertheless, the court is permitted to approve the distribution of a dividend not from the company's profits, if it is convinced that the company meets the "repayment ability test".
     According to the Directives of Proper Banking Procedures, the Supervisor of
     Banks prohibited distribution of dividends by a banking institution if, among other things, one or more of the last three calendar years ended in a loss, or the aggregate results of the three quarters ending on the last day of the interim period for which the last financial statements were issued reflected a loss.

     The Bank ended the years 2001 through 2003 with a loss, the year 2004 with earnings and the year 2005 with a loss. Commencing with the financial statements for the first quarter of 2002, the Bank had no profits from which it could distribute a dividend under the Companies Law.

                                       30

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
         (CONT'D)

     In accordance with the Bank's Articles it can distribute a dividend only out of earnings of the Bank. As from the second quarter of 2002 the Bank does not even have any nominal earnings.

     The last quarterly dividend paid by the Bank in respect of the aforementioned preferred shares was the second quarterly dividend of 2002, and in order to distribute that dividend, the Bank obtained court approval and the approval of the Supervisor of Banks.

     Prior to the publication of the financial statements of the Bank for the third quarter of 2002, the Board of Directors of the Bank decided, at this time, not to distribute a dividend for the third quarter of 2002. The decision was taken upon the advice of legal counsel and taking into consideration, among other things, the following issues:

     o    The results of operations of the third quarter of 2002 and the crisis which affected the Bank during that quarter.

     o    Non-existence of distributable profits under the Companies Law.

     o    The prohibition on distribution of dividends according to the Bank's
          Articles when there are no profits, even in nominal terms.

     o    The prohibition on distribution of dividends according to the directives of Proper Banking Procedures, as long as the Supervisor of
          Banks has not replied to the Bank's request and has not permitted such distribution.

     o    The possibility that the interest on the Bank's perpetual deposits with the Israeli Treasury will continue to accrue to the credit of the
          Bank even if not actually paid, as long as no dividend is distributed.

     On December 1, 2002, the Bank received the reply of the Supervisor of Banks to its request for the position of the Supervisor on the matter of distributing a dividend in respect of the third quarter of 2002. The
     Supervisor's answer stipulated, among other things, that in the existing circumstances (as detailed in the letter), the Supervisor of the Banks believes that "it is inappropriate to distribute a dividend at this time".
     Nevertheless, the Supervisor of Banks noted that it was still not completely clear as to the legal aspects of various questions connected with the distribution of the dividend and the accrual of the interest on the perpetual deposits, and as to the position of the State of Israel on this issue. The Supervisor of Banks added that a copy of the letter had been sent to the Government Companies Authority and the Accountant General,
     and that following receipt of clarifications from them and from the Bank to the questions which arose, the Supervisor will notify the Bank as to his position.

     In view of the lack of clarity as to the matter of the accrual of interest on the perpetual deposits during the period in which the Bank is prevented from distributing a dividend (the lack of clarity to which also the
     Supervisor of Banks referred to in his letter) and in view of the possible ramifications of this matter on the distribution of the dividends in respect of the preferred shares, the Board of Directors deliberated the matter, taking into consideration a comprehensive legal opinion presented to the Board. The Board reached the conclusion that the interest not paid to the Bank due to the non-distribution of the dividend should accrue to the Bank's credit and, accordingly, in the event of the Bank's liquidation, the interest will be paid to the receiver's fund. In a letter dated January
     22, 2003, the Bank requested from the Ministry of Finance and the
     Government Companies Authority to issue their positions on this matter as soon as possible.

                                       31

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 6 - CESSATION OF DIVIDEND DISTRIBUTION IN RESPECT OF PREFERRED SHARES
         (CONT'D)

     In its reply dated March 13, 2003, the Ministry of Finance stated (among other things) that the monies paid on the perpetual deposits for purposes of distributing the dividend should be transferred to the Bank solely for purposes of redeeming the aforementioned redeemable preference shares
     (Classes D and DD), or upon liquidation. In order to clarify matters and to avoid doubt, the Bank once again petitioned the Ministry of Finance to confirm that it accepts the position of the Bank's Board of Directors as described above. Despite the reminders that were sent by the Bank on this matter, the requested clarification has still not been obtained. The Bank made further requests on this matter during 2004, but as yet has not received a satisfactory response. The Board of Directors has deliberated the matter of the dividend on the said preferred shares several more times, and after taking into account all of the considerations and circumstances described above has decided to abide by its previous decision and to refrain from distributing any further dividend at this time.

     From the date the Bank stopped paying the dividend on the aforementioned preferred shares, the State has stopped paying to the Bank the interest on its perpetual deposits with the Israeli Treasury.

     The accrued amount of the dividend, at the annual rate of 7.5%, in respect of the aforementioned preferred shares (including a 1.5% participating dividend for C, CC and CC1 shares) that has not been paid since the Bank ceased paying the dividend amounts to NIS 153.1 million. This amount was not recorded in the financial statements and it is equal to the amount of the accrued interest on the perpetual deposits, which was also not recorded in the financial statements.

     The total accrued amount of NIS 153.1 million is comprised as follows: NIS
     59.0 million is in respect of participating shares (C, CC and CC1) and NIS
     94.1 million is in respect of non-participating shares (D and DD). Of this amount, an amount of NIS 9.4 million is in respect of the first quarter of
     2006 and is comprised as follows: NIS 3.1 million in respect of participating C, CC and CC1 shares and NIS 6.3 million in respect of non-participating D and DD shares.

     On September 28, 2004 various financial entities that hold class C and/or
     CC and/or CC1 shares of the Bank filed with the Tel Aviv District Court an originating motion in which the Court is requested to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.

     Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the
     Israeli Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on March
     9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entitites the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of
     Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank.

     See also Note 7 regarding the originating motions on the matter of the cessation of the dividend distribution.

                                       32

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 7 - LEGAL CLAIMS

     Legal claims, including a request to certify a claim as a class action, were filed against the Bank in the ordinary course of business. Management of the Bank believes, on the basis of legal opinions of external legal counsel representing the Bank in these claims, that with respect to the risks of the claims adequate provisions have been included in the financial statements, when necessary, so as to cover possible losses in respect of those claims.

     Following are details of legal claims against the Bank in which the amounts claimed are material:

     1)   In March 2003, Lehava Underwriters Ltd. (by virtue of it being a shareholder of the Bank) filed a derivative claim with the Tel
          Aviv-Jaffa District Court in the amount of NIS 409.5 million against eleven senior officers of the Bank (current and past) and against the
          Bank itself. The plaintiff claims that the senior officers it sued breached their "duty of care" toward the Bank and were negligent in fulfilling their duty and, as a result, should be required to pay the
          Bank the amount of the claim, as compensation for the damages they inflicted on the Bank. According to the claim, the negligence of the senior officers is reflected in, among other things, the credit that they granted without suitable collateral, problems with the credit-granting policy and the quality and approval procedures thereof, credit risk management and the ongoing handling of the credit. The amount of the suit, in respect of damages incurred as a result of the alleged negligence, reflects the amount of the allowances made by the Bank for doubtful debts in 2002. The Bank notified the insurers with which it has a directors and senior officers liability insurance policy of the filing of the suit. The insurers have notified the Bank that they have certain reservations regarding the insurance coverage of the claim and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights towards the insurers. The defendants filed a motion to have the suit summarily dismissed on the grounds that the plaintiff should have filed a motion for approval of the claim as a derivative claim. The
          Court accepted the position of the defendants and it ordered the plaintiff to file a motion for the approval of the claim as a derivative claim. Such a motion was submitted on December 7, 2003. On
          May 26, 2005 a hearing was held on the motion and the submitting of summaries was concluded in the last quarter of 2005, but the Court has not yet handed down its decision. Representation of the Bank in the proceedings regarding the claim and the motion has been handed over to legal counsel. In the opinion of the Bank's legal counsel, since the claim is a derivative action the Bank's exposure in respect thereto is only for expenses (including court fees, expenses of the plaintiff, fee to the attorney of the plaintiff and special compensation to the plaintiff).

     2)   In October 2002, Mr. Arye Fin (a shareholder of the Bank) filed with the Tel Aviv-Jaffa District Court a legal action against the Bank, against the State of Israel (as controlling shareholder in the Bank), and against 17 former and current officers of the Bank (two of which were removed later from the action), together with a motion to have the suit approved as a class action. The class action was filed in the name of all those who purchased shares of the Bank between December 1,
          2001 and August 22, 2002, and the cause of the action is the alleged breach of the duty to report under the Securities Law - 1968 and the
          Securities Regulations (Periodic and Immediate Reports) - 1970 enacted thereunder (hereinafter - the Securities Regulations). As claimed in the action, during the aforementioned period, a number of
          extraordinary events and/or matters occurred that indicated that the
          Bank was in serious condition, and both these events and matters, and the Bank's very situation mandated that the Bank file an immediate report under the Securities Regulations. Such a report was not filed.
          The estimated damages being claimed in the action is NIS 20 million and, alternatively, NIS 14 million. The Bank notified the insurers with which it has a banking policy and a directors and senior officers liability insurance policy of the filing of the suit.

                                       33

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 7 - LEGAL CLAIMS (CONT'D)

          The insurers carrying the banking policy notified the Bank that the banking policy does not cover the claim. The Bank was also notified by the insurers carrying the directors and senior officers liability insurance policy that they have certain reservations regarding the validity of the claim's insurance coverage and that they reserve their rights on this matter. The Bank rejects these reservations in their entirety and intends to act in order to fully exercise its rights towards the insurers. The Bank handed over the care of the suit and the motion to have the suit recognized as a class action to an attorney acting on its behalf. The Court has not yet handed down a ruling on the motion to have the suit approved as a class action. On
          May 17, 2005 the Court accepted the motion of the plaintiff and ordered the disclosure of a number of documents by the Bank. The Bank filed an appeal on the ruling regarding the disclosure of documents, which was denied on March 9, 2006. On April 3, 2006 the Bank submitted to the Supreme Court a request for leave to appeal the ruling that denied its appeal regarding the disclosure of documents. On May 17,
          2006 the Supreme Court decided that the plaintiff is required to submit a reply by June 7, 2006 on the request for leave to appeal, and it stayed the disclosure of documents until otherwise ruled.

     3)   In September 2004, various financial entities that hold class C and/or
          CC and/or CC1 shares of the Bank filed with the Tel Aviv-Jaffa
          District Court an originating motion in which the Court is requested, inter alia, to instruct the Bank to pay to its shareholders a dividend at the rates and dates it was paid until the second quarter of 2002.
          The petitioners contend, inter alia, that according to the Bank's
          Articles of Association, the Bank is required to pay to the holders of its preferred shares an annual dividend at the rate of 7.5%, because this dividend is not actually a dividend but rather a payment made in full by the State of Israel in respect of the perpetual deposits the
          Bank keeps with it, and therefore its distribution is not subject to the distribution conditions provided in the law, and that even if the distribution conditions should be applied, the Bank should still be ordered to distribute the requested dividend, due to the Bank meeting the repayment ability test as the dividend is being fully financed by the State of Israel and not being deducted from the capital of the
          Bank. The Bank handed over the care of the originating motion to attorneys acting on its behalf. Since in the opinion of the Bank, the matter of the dividend distribution, which is the issue of the aforementioned originating motion, is connected to the question of whether under the circumstances of a non-distribution of dividends, the interest on the perpetual deposits of the Bank with the Israeli
          Treasury is accrued in its favor, and since the answers received so far from the Ministry of Finance were not clear enough and were insufficient, the Bank filed an originating motion with the Court on
          March 9, 2005 against the Minister of Finance and the aforementioned financial entities, in which it requested (among other things) a declaratory ruling by which the interest on the perpetual deposits is indeed accrued in favor of the Bank. Following the request of the Bank and the aforementioned financial entities the Court ordered that the hearing on the two originating motions be consolidated. In the reply of the Minister of Finance to the originating motions prior to a preliminary hearing that was held on January 12, 2006, the Minister of
          Finance announced that his position is that the interest on the perpetual deposits does not accrue in favor of the Bank when it does not distribute a dividend, and that even so, in light of the Bank's circumstances, there is no justification for the distribution of a dividend by the Bank. On March 23, 2006 the Court decided that it would at first hear and decide on the matter of the accrual of interest on the perpetual deposits of the Bank with the Israeli
          Treasury, since a decision on this matter will further the deliberation and decision regarding the other pending matters. The
          Court also decided that the parties would present their oral arguments on this matter on November 15, 2006.

                                       34

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 7 - LEGAL CLAIMS (CONT'D)

          In the opinion of the Bank's legal advisors, the Bank will probably not be exposed to any monetary exposure as a result of the originating motion that was filed against it, based on the assumption that if the
          Court accepts the request of the aforementioned financial entities and orders the payment of the dividend, the State will have to pay the
          Bank the amount of the dividend out of the interest on the Bank's perpetual deposits with the Treasury.

     4)   In March 2006 a claim in the amount of NIS 1,457,474 was filed against the Bank with the Tel Aviv-Jaffa Magistrates Court. The claim was filed by a law firm which for several years had provided legal services to the Bank, mainly with respect to the collection of debts.
          In accordance with the claim, the amount being claimed is due to the plaintiffs as their fee for handling two cases for the Bank. The handling of the claim was transferred to an attorney acting on its behalf.

     5)   In February 2006 a motion was filed with the Haifa District Court against the Bank, a receiver that was appointed at the request of the
          Bank to a shopping mall that was financed by the Bank and the company that purchased the shopping mall from the receiver. The petitioning company contends that at the time it had sold the rights in the land of the shopping mall to the company that had constructed it, that the constructing company still owes it, as part of the sale consideration, space in the shopping center that is worth $ 260,000 plus VAT and that the Bank had at the time confirmed to it that the liens it had created in favor of the Bank on the rights in the land of the shopping mall are subject to the constructing company keeping this commitment. In the motion, the Court is requested, inter alia, to order the cancellation of the sale of the shopping mall by the receiver or to order that the money from the sale not be transferred to the Bank, until guaranteeing the rights of the petitioning company to receive $
          260,000 plus VAT and compensation in the amount of NIS 1,200,000, the amount provided in the sale agreement between the petitioning company and the constructing company as agreed compensation in the event of a material breach. On March 9, 2006 the Court ruled that the company that purchased the shopping mall is responsible for fulfilling the undertakings towards the petitioning company and therefore there is no need to issue orders against the Bank and the receiver.

     6)   In October 2005, a company that executes engineering and plumbing work filed a claim with the Tel Aviv-Jaffa District Court in the amount of
          NIS 1,356,459 against the Bank, a receiver that was appointed at the request of the Bank to a residential and commercial project that encountered difficulties, and against the owner of the land that at the time had entered into a combination (building services for land transaction) agreement with the entrepreneur that had constructed the project with the financing of the Bank. The plaintiff company executed work on the project at the request of the entrepreneur, which had collapsed and did not repay its debt to the plaintiff company. The claim states that the amount requested reflects the amount the entrepreneur still owes the plaintiff company in respect of the work it executed on the project with the addition of interest and/or linkage differences. The plaintiff company contends that due to principles of closed banking financing and the Bank having granted to the entrepreneur bank financing for construction of the project, the
          Bank should be considered responsible for repayment of the debt.
          Furthermore, it contends that at the time it had entered into the agreement with the entrepreneur, the Bank should have brought to its attention the information the plaintiff contends was in the possession of the Bank regarding the difficult situation of the entrepreneur and the project. The handling of the claim was transferred to the care of an attorney acting on behalf of the Bank. On March 14, 2006 the claim against the receiver was summarily dismissed but it is still pending against the Bank and the owner of the land.

                                       35

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 7 - LEGAL CLAIMS (CONT'D)

     7)   In June 2004 two former employees of the Bank, who had filled senior positions in the Bank, filed a suit against the Bank with the Tel
          Aviv-Jaffa Labor Court in the total amount (for both of them) of NIS
          2.3 million. The claim is for the payment of certain benefits, which the plaintiffs allege were due to them with regard to their retirement from the Bank in 2002. The suit was filed also against the Ministry of
          Finance Commissioner of Wages and Labor Agreements in respect of the non-approval of these payments. Alternatively the aforementioned plaintiffs claim the salary raises they allege to have forfeited in the past in exchange for the aforementioned benefits. The Bank has transferred the handling of the matter to an attorney acting on its behalf. On June 20, 2005 the aforementioned plaintiffs filed a request for a partial ruling in the amount of NIS 410,000, in respect of amounts the payment of which was approved by the Ministry of Finance
          Commissioner of Wages and Labor Agreements without conditioning the approval upon their relinquishing any additional claims. The Bank has filed an objection to the request. The Court has not yet ruled on the request.

     8)   In March 2004 three companies that are customers of the Bank filed a claim with the Tel Aviv-Jaffa District Court for a declaratory ruling and for damages against the Bank, the Bank's Chairman of the Board, the Bank's General Manager and a credit manager of the Bank. The three plaintiffs, against which the Bank is conducting legal proceedings
          (against one of which a ruling was handed down in favor of the Bank and became final in January 2005, and against the other two a permanent receiving order was issued in December 2005 at the request of the Bank on which there is a pending appeal), request from the
          Court to declare, inter alia, that a binding financing agreement had been signed between them and the Bank. The three plaintiffs also claim damages in the amount of NIS 200 million which they claim were caused by the Bank and the other defendants, but for purposes of court fees they are claiming the amount of NIS 1 million while maintaining their right to amend the amount in the future. The Bank has transferred the handling of the matter to an attorney acting on its behalf.

     9)   In January 2004 a counterclaim in the amount of NIS 1,250,000 was filed against the Bank with the Tel Aviv-Jaffa District Court in the framework of a claim the Bank had filed against a company that had constructed a commercial and residential project with the financing of the Bank and against the guarantors for its debt. The plaintiffs in the counterclaim are one of the responding guarantors and a company owned by it, and they contend that the Bank had breached the guarantee contract between it and the counter plaintiff, that the Bank had agreed to changes in the project and to increase the credit to the project without the knowledge of the counter plaintiff and that the
          Bank had also been negligent in the financing it had provided for the project. The counter plaintiffs contend that they incurred various damages as a result of the acts of commission and omission they attribute to the Bank, including the loss of their investment in the company that had constructed the project, and they state that in order to pay less court fees (while reserving their right to amend the amount of the claim) they set their counter claim at the amount of NIS
          1,250,000. The Bank has transferred the handling of the counterclaim to an attorney acting on its behalf.

                                       36

                               The Industrial Development Bank of Israel Limited

NOTES TO THE CONDENSED FINANCIAL STATEMENTS AS AT MARCH 31, 2006 (UNAUDITED)
--------------------------------------------------------------------------------

NOTE 7 - LEGAL CLAIMS (CONT'D)

     10)  In September 2003 a supplier of fuel products filed a claim in the amount of NIS 6 million with the Tel Aviv-Jaffa District Court against the Bank and two other banks regarding non-payment of the
          consideration for fuel products it had provided to a mutual customer of the three defending banks. It is alleged that the involvement of the defending banks in the approval of the business plan and in the approval of the expense and income budget of the aforementioned customer, had created a representation towards the plaintiff on which it had relied at the time of delivery of its products, because it had assumed that the expenses included in the approved plan and/or budgets would be paid by the defending banks. The Bank has transferred the handling of the matter to an attorney acting on its behalf.

     11)  In August 2000 a suit was filed with the Tel Aviv-Jaffa District Court against one of the Bank's former senior executives and against 24 other defendants by a number of venture capital funds. For purposes of the court fee, the amount of the suit was set at $ 18.7 million, which was later increased to $ 22.5 million. According to the plaintiff's complaint, the suit was filed, among other reasons, in connection with the breach of an investment agreement, whereby the plaintiffs and other investors were allegedly supposed to receive 46.5% of the shares of a company in which the aforementioned senior executive served in the past as a director on behalf of a former sub-subsidiary of the
          Bank. The handling of the claim was transferred to an attorney and a defense brief was submitted. The insurers carrying the directors and senior officers liability insurance policy have recently notified the
          Bank that in their opinion the claim does not have insurance coverage, but the Bank's legal counsel handling the claim believes that if the said executive has to make any monetary payment in respect of the suit, the payment will be covered by the insurance policy.

     The Bank's exposure in respect of pending claims, whose prospects of success, in the estimation of the Bank's management, based upon legal opinions, are not remote and regarding which a provision was not recorded, amounts to NIS 33 million.

                                       37

                               The Industrial Development Bank of Israel Limited

ANNEX A - PROFIT FROM FINANCING ACTIVITIES BEFORE ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                        FOR THE THREE MONTHS ENDED
                                                                MARCH 31
                                                          --------------------
                                                          2006            2005
                                                          -----          -----
                                                              (UNAUDITED)
                                                          --------------------
                                                              NIS MILLIONS
                                                          --------------------

A. IN RESPECT OF ASSETS
   From credit to the public                              220.6          209.7
   From credit to governments                               0.5           (0.5)
   From deposits with banks                                 0.9            1.2
   From debentures                                            -            0.1
                                                          -----          -----

                                                          222.0          210.5
                                                          -----          -----

B. IN RESPECT OF LIABILITIES
   On deposits of the public                               (1.5)          (4.0)
   On deposits of the Government                         (205.6)        (190.4)
   On deposits of the Bank of Israel                      (11.1)         (11.6)
   On deposits of banks                                    (0.3)           1.0
                                                          -----          -----

                                                         (218.5)        (205.0)
                                                          -----          -----

C. IN RESPECT OF DERIVATIVE FINANCIAL INSTRUMENTS
   Income (expenses) net in respect of financial
    derivatives ALM (*)                                    (0.7)           3.6
                                                          -----          -----
D. OTHER
   Commission from financing transactions                   3.6            3.4
   Other financing income**                                 1.3            7.0
   Other financing expenses                                (3.1)          (3.0)
                                                          -----          -----

                                                            1.8            7.4
                                                          -----          -----
Total profit from financing activities before
 allowance for doubtful debts                               4.6           16.5
                                                          =====          =====

Including - exchange rate differences, net                  3.3            0.8
                                                          =====          =====

*    Derivative financial instruments which are part of the Bank's asset and liability management system and which were not designated for hedging purposes.

**   Including - income from interest collected on
     problematic debts                                     0.8             4.8
                                                          =====          =====

                                       38

                               The Industrial Development Bank of Israel Limited

ANNEX B - ALLOWANCE FOR DOUBTFUL DEBTS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                   FOR THE THREE MONTHS ENDED MARCH 31 2006 (UNAUDITED)
                                                           -----------------------------------
                                                         SPECIFIC     SUPPLEMENTARY
                                                        ALLOWANCE (*)  ALLOWANCE (**)   TOTAL
                                                           -----          ----          -----
                                                       NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                           -----          ----          -----

BALANCE OF ALLOWANCE AT THE BEGINNING OF THE
 PERIOD (AUDITED)                                          675.6          57.6          733.2
                                                           -----          ----          -----

Allowance provided during the period                        15.8             -           15.8
Reduction of allowance                                      (1.0)         (2.7)          (3.7)
Collection of debts written-off in previous years           (0.9)            -           (0.9)
                                                           -----          ----          -----

Amount charged to statement of income                       13.9          (2.7)          11.2
                                                           -----          ----          -----

Debts written off                                           (2.9)            -           (2.9)
                                                           -----          ----          -----

BALANCE OF ALLOWANCE AT THE END OF THE PERIOD              687.5          54.9          742.4
                                                           =====          ====          =====

Including - balance of allowance not deducted from
 credit to public                                            1.3             -            1.3
                                                           -----          ----          -----

                                                   FOR THE THREE MONTHS ENDED MARCH 31 2005 (UNAUDITED)
                                                            ---------------------------------
                                                        SPECIFIC     SUPPLEMENTARY
                                                       ALLOWANCE (*)  ALLOWANCE (**)    TOTAL
                                                           -----          ----          -----
                                                       NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                                           -----          ----          -----

BALANCE OF ALLOWANCE AT THE BEGINNING OF THE
 PERIOD (AUDITED)                                          714.4          69.6          784.0
                                                           -----          ----          -----

Allowance provided during the period                        10.4           0.2           10.6
Reduction of allowance                                      (1.8)         (3.7)          (5.5)
                                                           -----          ----          -----
Amount charged to statement of income                        8.6          (3.5)           5.1
                                                           -----          ----          -----

Debts written off                                          (22.4)            -          (22.4)
                                                           -----          ----          -----

BALANCE OF ALLOWANCE AT THE END OF THE PERIOD              700.6          66.1          766.7
                                                           =====          ====          =====

Including - balance of allowance not deducted from
 credit to public                                            2.0             -            2.0
                                                           -----          ----          -----

(*)  Not including allowance for interest on non-income bearing credit.

(**) Including the general allowance for doubtful debts.

                                       39

                               The Industrial Development Bank of Israel Limited

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                 MARCH 31, 2006 (UNAUDITED)
                                   -------------------------------------------------------------------------------------
                                                                 FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                    THERETO
                                   ------------------------          ---------------------
                                                   LINKED TO           US            OTHER      NON-MONETARY
                                  UNLINKED          THE CPI          DOLLAR        CURRENCIES      ITEMS          TOTAL
                                   -------          -------          -------          ----          ----         -------
                                NIS MILLIONS     NIS MILLIONS     NIS MILLIONS    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                   -------          -------          -------          ----          ----         -------

ASSETS
Cash and deposits
 with banks                           39.2             15.1             20.6           0.2             -            75.1
Securities                               -              0.7                -             -          57.2            57.9
Credit to the public                 332.6            526.6          6,613.8          60.2             -         7,533.2
Credit to governments                    -              8.5             34.8          11.4             -            54.7
Fixed assets                             -                -                -             -           1.1             1.1
Other assets                          10.0                -                -             -           1.4            11.4
Perpetual deposits with
 the Israeli Treasury                    -            829.0                -             -             -           829.0
                                   -------          -------          -------          ----          ----         -------

Total assets                         381.8          1,379.9          6,669.2          71.8          59.7         8,562.4
                                   -------          -------          -------          ----          ----         -------

LIABILITIES
Deposits of the public                48.7             65.0              3.8           0.2             -           117.7
Deposits of banks                    941.1                -                -          11.4             -           952.5
Deposits of the Government               -            337.2          6,555.4             -             -         6,892.6
Perpetual deposit                      0.1                -                -             -             -             0.1
Capital notes                            -                -             27.7             -             -            27.7
Other liabilities                     14.9             36.9              1.8             -           1.4            55.0
Non-participating shares                 -                -            334.7             -             -           334.7
Participating preference
 shares                                  -                -            206.9             -             -           206.9
                                   -------          -------          -------          ----          ----         -------

Total liabilities                  1,004.8            439.1          7,130.3          11.6           1.4         8,587.2
                                   -------          -------          -------          ----          ----         -------

Difference                          (623.0)           940.8           (461.1)         60.2          58.3           (24.8)

Forward transactions, net            158.6            (39.3)           (60.3)        (59.0)            -               -
                                   -------          -------          -------          ----          ----         -------

Total                               (464.4)           901.5           (521.4)          1.2          58.3           (24.8)
                                   =======          =======          =======          ====          ====         =======

                                       40

                               The Industrial Development Bank of Israel Limited

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                   MARCH 31, 2005 (UNAUDITED)*
                                    --------------------------------------------------------------------------------------
                                                                     FOREIGN CURRENCY OR LINKED
                                       ISRAELI CURRENCY                       THERETO
                                    ------------------------          ----------------------
                                                    LINKED TO           US            OTHER       NON-MONETARY
                                    UNLINKED         THE CPI          DOLLAR        CURRENCIES       ITEMS          TOTAL
                                    -------          -------          -------          -----          ----         -------
                                 NIS MILLIONS     NIS MILLIONS      NIS MILLIONS    NIS MILLIONS   NIS MILLIONS   NIS MILLIONS
                                    -------          -------          -------          -----          ----         -------

ASSETS
Cash and deposits
 with banks                            53.3             20.9             57.5            3.6             -           135.3
Securities                              0.6              2.5                -              -          63.0            66.1
Credit to the public                  640.1            643.0          6,457.5          105.5             -         7,846.1
Credit to governments                     -             10.0             37.0           19.4             -            66.4
Fixed assets                              -                -                -              -           1.6             1.6
Other assets                           20.4                -              2.6              -           2.0            25.0
Perpetual deposits with
 the Israeli Treasury                     -            804.1                -              -             -           804.1
                                    -------          -------          -------          -----          ----         -------

Total assets                          714.4          1,480.5          6,554.6          128.5          66.6         8,944.6
                                    -------          -------          -------          -----          ----         -------

LIABILITIES
Deposits of the public                183.8            137.9             19.1            3.7             -           344.5
Deposits of banks                   1,287.0                -                -           19.4             -         1,306.4
Deposits of the Government                -            363.2          6,335.3              -             -         6,698.5
Perpetual deposit                       0.1                -                -              -             -             0.1
Capital notes                             -                -             25.9              -             -            25.9
Other liabilities                      16.8             38.4              1.7            0.1           2.6            59.6
Non participating shares                  -                -            312.9              -             -           312.9
                                    -------          -------          -------          -----          ----         -------

Total liabilities                   1,487.7            539.5          6,694.9           23.2           2.6         8,747.9
                                    -------          -------          -------          -----          ----         -------

Difference                           (773.3)           941.0           (140.3)         105.3          64.0           196.7

Forward transactions, net             380.1           (143.2)          (129.7)        (107.2)            -               -
                                    -------          -------          -------          -----          ----         -------

Out-of-the-money
 options,  net (in terms of
 underlying asset)                      4.6                -             (4.6)             -             -               -
                                    -------          -------          -------          -----          ----         -------

Total                                (388.6)           797.8           (274.6)          (1.9)         64.0           196.7
                                    =======          =======          =======          =====          ====         =======

Out-of-the-money
 options, net (capitalized
 par value)                            15.0                -            (15.0)             -             -               -

* Reclassified

                                       41

                               The Industrial Development Bank of Israel Limited

ANNEX C - ASSETS AND LIABILITIES CLASSIFIED ACCORDING TO LINKAGE BASIS (CONT'D)
--------------------------------------------------------------------------------

REPORTED AMOUNTS

                                                                  DECEMBER 31, 2005 (AUDITED)*
                                         ---------------------------------------------------------------------------------
                                                                     FOREIGN CURRENCY OR LINKED
                                           ISRAELI CURRENCY                  THERETO
                                         --------------------        -----------------------
                                                     LINKED TO         US              OTHER      NON-MONETARY
                                       UNLINKED       THE CPI        DOLLAR          CURRENCIES       ITEMS         TOTAL
                                         -----        -------        -------            ----           ----        -------
                                     NIS MILLIONS  NIS MILLIONS   NIS MILLIONS      NIS MILLIONS   NIS MILLIONS  NIS MILLIONS
                                         -----        -------        -------            ----           ----        -------

ASSETS
Cash and deposits
 with banks                               37.5           16.7           17.9             0.8             -            72.9
Securities                                   -            2.6              -               -           60.6           63.2
Credit to the public                     400.2          616.3        6,597.1            67.1             -         7,680.7
Credit to governments                        -           10.2           33.7            15.1             -            59.0
Fixed assets                                 -              -              -               -            1.2            1.2
Other assets                              13.1              -              -               -            2.5           15.6
Perpetual deposits with
 the Israeli Treasury                        -          828.2              -               -              -          828.2
                                       -------        -------        -------            ----           ----        -------

Total assets                             450.8        1,474.0        6,648.7            83.0           64.3        8,720.8
                                       -------        -------        -------            ----           ----        -------

LIABILITIES
Deposits of the public                    87.8           78.6           11.5             0.3              -          178.2
Deposits of banks                      1,033.7              -              -            15.1              -        1,048.8
Deposits of the Government                   -          356.4        6,526.6               -              -        6,883.0
Perpetual deposit                          0.1              -              -               -              -            0.1
Capital notes                                -              -           26.9               -              -           26.9
Other liabilities                         15.1           37.7            1.8               -            1.8           56.4
Non-participating shares                     -              -          330.3               -              -          330.3
                                       -------        -------        -------            ----           ----        -------

Total liabilities                      1,136.7          472.7        6,897.1            15.4            1.8        8,523.7
                                       -------        -------        -------            ----           ----        -------

Difference                             (685.9)        1,001.3        (248.4)            67.6           62.5          197.1

Forward transactions, net                177.9          (44.9)        (59.7)           (73.3)             -              -
In-the-money options, net                  2.9              -          (2.9)               -              -              -
                                       -------        -------        -------            ----           ----        -------

Total                                   (505.1)         956.4        (311.0)           (5.7)           62.5          197.1
                                       =======          =====        ======            ====            ====        =======

In-the-money options, net
 (capitalized par value)                  14.5              -         (14.5)              -               -              -
                                       =======          =====        ======            ====            ====        =======

* Reclassified

                                       42